SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

Quarterly information

June 30, 2018

(A free translation of the original report in Portuguese as published in
Brazil containing Quarterly Information (ITR) prepared in
accordance with the accounting practices adopted in Brazil)

Company data
Capital Composition	3
Individual financial statements
Balance sheet - Assets	4
Balance sheet - Liabilities	5
Statement of income	6
Statement of comprehensive income (loss)	7
Statement of cash flows	8
Statements of changes in Equity
01/01/2018 to 06/30/2018	9
01/01/2017 to 06/30/2017	10
Statement of value added	11
Consolidated Financial Statements
Balance sheet - Assets	12
Balance sheet - Liabilities	13
Statement of income	14
Statement of comprehensive income (loss)	15
Statement of cash flows	16
Statements of changes in Equity
01/01/2018 to 06/30/2018	17
01/01/2017 to 06/30/2017	18
Statement of value added	19
Comments on performance	20
Notes to interim financial information	40
Other information deemed relevant by the Company	76
Reports and statements
Report on review of interim financial information	79
Management statement of interim financial information	81
Management statement on the report on review of interim financial information	82

COMPANY DATA / CAPITAL COMPOSITION

Number of Shares	CURRENT QUARTER
(in thousands)	06/30/2018
Paid-in Capital
Common	44,758
Preferred	-
Total	44,758
Treasury shares
Common	933
Preferred	-
Total	933

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2018	PRIOR YEAR 12/31/2017
1	Total assets	3,541,411	3,538,909
1.01	Current assets	1,369,572	1,369,512
1.01.01	Cash and cash equivalents	3,765	7,461
1.01.01.01	Cash and banks	3,765	7,461
1.01.02	Short term investments	197,199	110,945
1.01.02.01	Fair value of short term investments	197,199	110,945
1.01.03	Accounts receivable	458,056	371,228
1.01.03.01	Trade accounts receivable	458,056	371,228
1.01.03.01.01	Receivables from clients of developments	443,778	357,061
1.01.03.01.02	Receivables from clients of construction and services rendered	14,278	14,167
1.01.04	Inventory	616,566	753,748
1.01.04.01	Properties for sale	616,566	753,748
1.01.07	Prepaid expenses	3,633	5,030
1.01.07.01	Prepaid expenses and other	3,633	5,030
1.01.08	Other current assets	90,353	121,100
1.01.08.01	Non-current assets held for sale	30,912	44,997
1.01.08.03	Other	59,441	76,103
1.01.08.03.01	Other assets	33,389	47,640
1.01.08.03.02	Derivative financial instruments	250	404
1.01.08.03.03	Receivables from related parties	25,802	28,059
1.02	Non-current assets	2,171,839	2,169,397
1.02.01	Non-current assets	595,949	534,095
1.02.01.04	Accounts receivable	171,869	160,602
1.02.01.04.01	Receivables from clients of developments	171,869	160,602
1.02.01.05	Inventory	311,615	289,162
1.02.01.05.01	Properties for sale	311,615	289,162
1.02.01.10	Other non-current assets	112,465	84,331
1.02.01.10.03	Other assets	88,336	62,152
1.02.01.10.04	Receivables from related parties	24,129	22,179
1.02.02	Investments	1,539,088	1,598,153
1.02.02.01	Investments	1,539,088	1,598,153
1.02.03	Property and equipment	20,739	19,719
1.02.03.01	Operating property and equipment	20,739	19,719
1.02.04	Intangible assets	16,063	17,430
1.02.04.01	Intangible assets	16,063	17,430

INDIVIDUAL FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2018	PRIOR YEAR 12/31/2017
2	Total liabilities	3,541,411	3,538,909
2.01	Current liabilities	1,645,145	1,984,597
2.01.01	Social and labor obligations	28,771	25,997
2.01.01.02	Labor obligations	28,771	25,997
2.01.02	Suppliers	77,746	85,690
2.01.03	Tax obligations	42,411	32,114
2.01.03.01	Federal tax obligations	42,411	32,114
2.01.04	Loans and financing	262,155	513,782
2.01.04.01	Loans and financing	240,280	425,605
2.01.04.01.01	Loans and financing in local currency	240,280	425,605
2.01.04.02	Debentures	21,875	88,177
2.01.05	Other obligations	1,141,370	1,210,700
2.01.05.01	Payables to related parties	940,842	971,002
2.01.05.02	Other	200,528	239,698
2.01.05.02.04	Obligations related to purchases of properties and advances from customers	112,751	132,098
2.01.05.02.05	Other payables	66,309	83,647
2.01.05.02.07	Obligations assumed on the assignment of receivables	21,468	23,953
2.01.06	Provisions	92,692	116,314
2.01.06.01	Tax, labor and civil lawsuits	92,692	116,314
2.01.06.01.01	Tax lawsuits	696	194
2.01.06.01.02	Labor lawsuits	16,224	19,300
2.01.06.01.04	Civil lawsuits	75,772	96,820
2.02	Non-current liabilities	990,318	798,755
2.02.01	Loans and financing	623,558	456,061
2.02.01.01	Loans and financing	421,770	336,525
2.02.01.01.01	Loans and financing in local currency	421,770	336,525
2.02.01.02	Debentures	201,788	119,536
2.02.02	Other liabilities	203,992	189,092
2.02.02.02	Other	203,992	189,092
2.02.02.02.03	Obligations related to purchases of properties and advances from customers	146,683	137,192
2.02.02.02.04	Other liabilities	21,063	7,041
2.02.02.02.06	Obligations assumed on the assignment of receivables	36,246	44,859
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	88,295	79,129
2.02.04.01	Tax, labor and civil lawsuits	88,295	79,129
2.02.04.01.01	Tax lawsuits	-	565
2.02.04.01.02	Tax and labor lawsuits	35,933	36,903
2.02.04.01.04	Civil lawsuits	52,362	41,661
2.03	Equity	905,948	755,557
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	308,896	56,359
2.03.02.05	Treasury shares	-28,928	-29,089
2.03.02.07	Constitution of capital reserve	250,599	-
2.03.02.09	Reserve for granting of stock options	87,225	85,448
2.03.05	Retained earnings/accumulated losses	-1,924,267	-1,821,954

INDIVIDUAL FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 04/01/2018 to 06/30/2018	YEAR TO DATE 01/01/2018 to 06/30/2018	SAME QUARTER OF PREVIOUS YEAR 04/01/2017 to 06/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
3.01	Gross sales and/or services	249,615	452,691	110,274	214,301
3.01.01	Revenue from real estate development	273,932	497,470	121,179	234,721
3.01.03	Taxes on real estate sales and services	-24,317	-44,779	-10,905	-20,420
3.02	Cost of sales and/or services	-181,753	-354,971	-125,972	-232,431
3.02.01	Cost of real estate development	-181,753	-354,971	-125,972	-232,431
3.03	Gross profit	67,862	97,720	-15,698	-18,130
3.04	Operating expenses/income	-77,133	-142,696	-120,276	-238,353
3.04.01	Selling expenses	-23,950	-44,862	-18,444	-34,649
3.04.02	General and administrative expenses	-16,139	-30,878	-15,573	-33,973
3.04.05	Other operating expenses	-18,207	-34,270	-40,235	-68,336
3.04.05.01	Depreciation and amortization	-4,825	-8,428	-8,679	-17,168
3.04.05.02	Other operating expenses	-13,382	-25,842	-31,556	-51,168
3.04.06	Income from equity method investments	-18,837	-32,686	-46,024	-101,395
3.05	Income (loss) before financial results and income taxes	-9,271	-44,976	-135,974	-256,483
3.06	Financial	-20,088	-40,308	-34,485	-71,093
3.06.01	Financial income	3,703	8,932	8,292	14,721
3.06.02	Financial expenses	-23,791	-49,240	-42,777	-85,814
3.07	Income before income taxes	-29,359	-85,284	-170,459	-327,576
3.09	Income (loss) from continuing operations	-29,359	-85,284	-170,459	-327,576
3.10	Income (loss) from discontinued operations	-	-	9,545	98,175
3.10.01	Net income (loss) from discontinued operations	-	-	-9,545	98,175
3.11	Income (loss) for the period	-29,359	-85,284	-180,004	-229,401
3.99	Earnings per share – (Reais/Share)
3.99.01	Basic earnings per share
3.99.01.01	ON	-0.71913	-2.08896	-6.70490	-8.54490
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	-0.71913	-2.08896	-6.70490	-8.54490

INDIVIDUAL FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 04/01/2018 to 06/30/2018	YEAR TO DATE 01/01/2018 to 06/30/2018	SAME QUARTER OF PREVIOUS YEAR 04/01/2017 to 06/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
4.01	Income (loss) for the period	-29,359	-85,284	-180,004	-229,401
4.03	Comprehensive income (loss) for the period	-29,359	-85,284	-180,004	-229,401

INDIVIDUAL FINANCIAL STATEMENTS - CASH FLOW - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	-69,597	69,718
6.01.01	Cash generated from operations	-18,791	-127,224
6.01.01.01	Income (loss) before income and social contribution taxes	-85,284	-327,576
6.01.01.02	Income from equity method investments	32,686	101,395
6.01.01.03	Stock option expenses	1,278	1,703
6.01.01.04	Unrealized interest and finance charges, net	3,965	32,441
6.01.01.05	Financial instruments	-20	-646
6.01.01.06	Depreciation and amortization	8,428	17,168
6.01.01.07	Provision for legal claims	27,523	46,691
6.01.01.08	Provision for profit sharing	2,504	8,357
6.01.01.09	Warranty provision	-3,293	-3,315
6.01.01.11	Allowance for doubtful accounts	-11,153	7,699
6.01.01.12	Provision for realization of non-financial assets - properties for sale	4,113	-11,141
6.01.01.15	Payables for sale of shares	462	-
6.01.02	Variations in assets and liabilities	-50,806	196,942
6.01.02.01	Trade accounts receivable	-114,909	120,624
6.01.02.02	Properties for sale	154,051	109,983
6.01.02.03	Other accounts receivable	-16,701	364
6.01.02.04	Prepaid expenses	1,397	-3,135
6.01.02.05	Obligations for purchase of properties and advances from customers	-9,856	-14,101
6.01.02.06	Taxes and contributions	10,297	-1,511
6.01.02.07	Suppliers	-7,139	5,155
6.01.02.08	Salaries and charges payable	270	723
6.01.02.09	Transactions with related parties	-25,089	8,279
6.01.02.10	Other obligations	-43,127	-29,439
6.02	Net cash from investment activities	-96,615	215,950
6.02.01	Purchases of property and equipment and intangible assets	-8,081	-8,966
6.02.02	Increase in investments	-2,280	441
6.02.03	Redemption of short term investments	630,548	589,679
6.02.04	Purchase of short term investments	-716,802	-575,169
6.02.07	Proceeds from the exercise of preemptive rights	-	219,510
6.02.08	Transaction costs	-	-9,545
6.03	Net cash from financing activities	162,516	-292,074
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	179,854	151,888
6.03.03	Payment of loans, financing and debentures	-267,949	-470,786
6.03.06	Loan transactions with related parties	-155	6,268
6.03.07	Payables to venture partners	-	-1,140
6.03.08	Disposal of treasury shares	-	317
6.03.10	Assignment of receivables	-	21,379
6.03.12	Subscription and payment of common shares	250,599	-
6.05	Net increase (decrease) of cash and cash equivalents	-3,696	-6,406
6.05.01	Cash and cash equivalents at the beginning of the period	7,461	19,811
6.05.02	Cash and cash equivalents at the end of the period	3,765	13,405

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 06/30/2018 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,521,152	56,359	-	-1,821,954	-	755,557
5.02	Adjusted prior year	-	-	-	-16,869	-	-16,869
5.02.01	Adoption of CPC 48 (IFRS 9)	-	-	-	-16,869	-	-16,869
5.03	Opening adjusted balance	2,521,152	56,359	-	-1,838,823	-	738,688
5.04	Capital transactions with shareholders	167	252,537	-	-160	-	252,544
5.04.01	Capital increase	167	250,599	-	-	-	250,766
5.04.03	Stock option plan	-	1,777	-	-	-	1,777
5.04.05	Treasury shares sold	-	161	-	-160	-	1
5.05	Total comprehensive income (loss)	-	-	-	-85,284	-	-85,284
5.05.01	Net income (loss) for the period	-	-	-	-85,284	-	-85,284
5.07	Closing balance	2,521,319	308,896	-	-1,924,267	-	905,948

INDIVIDUAL STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 06/30/2017 (in thousands of Brazilian Reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Equity
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325
5.04	Capital transactions with shareholders	-219,510	2,653	-	-107,720	-	-324,577
5.04.03	Stock option plan	-	2,336	-	-	-	2,336
5.04.04	Treasury shares acquired	-	317	-	-	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230
5.05	Total comprehensive income (loss)	-	-	-	-229,401	-	-229,401
5.05.01	Net income (loss) for the period	-	-	-	-229,401	-	-229,401
5.07	Closing balance	2,521,152	52,077	-	-1,198,882	-	1,374,347

INDIVIDUAL STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
7.01	Revenue	497,470	234,721
7.01.01	Real estate development, sales and services	486,317	242,420
7.01.04	Allowance for doubtful accounts	11,153	-7,699
7.02	Inputs acquired from third parties	-324,932	-154,906
7.02.01	Cost of sales and/or services	-266,037	-188,751
7.02.02	Materials, energy, outsourced labor and other	-58,895	-64,330
7.02.04	Other	-	98,175
7.02.04.01	Results of discontinuing operations	-	98,175
7.03	Gross value added	172,538	79,815
7.04	Retentions	-8,428	-17,168
7.04.01	Depreciation and amortization	-8,428	-17,168
7.05	Net value added produced by the Company	164,110	62,647
7.06	Added value received through transfer	-53,104	-86,674
7.06.01	Income from equity method investments	-62,036	-101,395
7.06.02	Financial income	8,932	14,721
7.07	Total value added to be distributed	111,006	-24,027
7.08	Value added distribution	111,006	-24,027
7.08.01	Personnel and payroll charges	33,766	45,617
7.08.01.01	Direct remuneration	33,766	45,617
7.08.02	Taxes and contributions	51,389	28,446
7.08.02.01	Federal	51,389	28,446
7.08.03	Compensation – Interest	111,135	131,311
7.08.03.01	Interest	108,824	129,494
7.08.03.02	Rent	2,311	1,817
7.08.04	Compensation – Company capital	-85,284	-229,401
7.08.04.03	Net income (retained losses)	-85,284	-229,401

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - ASSETS (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 06/30/2018	PRIOR YEAR 12/31/2017
1	Total assets	2,882,842	2,878,138
1.01	Current assets	1,694,797	1,732,925
1.01.01	Cash and cash equivalents	14,161	28,527
1.01.01.01	Cash and banks	14,161	28,527
1.01.02	Short term investments	198,736	118,935
1.01.02.01	Fair value of short term investments	198,736	118,935
1.01.03	Accounts receivable	562,072	484,761
1.01.03.01	Trade accounts receivable	562,072	484,761
1.01.03.01.01	Receivables from clients of developments	519,136	469,843
1.01.03.01.02	Receivables from clients of construction and services rendered	42,936	14,918
1.01.04	Inventory	777,405	882,189
1.01.04.01	Properties for sale	777,405	882,189
1.01.07	Prepaid expenses	4,125	5,535
1.01.07.01	Prepaid expenses and other	4,125	5,535
1.01.08	Other current assets	138,298	212,978
1.01.08.01	Non-current assets for sale	34,212	102,352
1.01.08.03	Other	104,086	110,626
1.01.08.03.01	Other accounts receivable and other	42,026	58,332
1.01.08.03.02	Receivables from related parties	250	404
1.01.08.03.03	Derivative financial instruments	61,810	51,890
1.02	Non-current assets	1,188,045	1,145,213
1.02.01	Non-current assets	680,047	625,465
1.02.01.04	Accounts receivable	195,199	199,317
1.02.01.04.01	Receivables from clients of developments	195,199	199,317
1.02.01.05	Inventory	370,192	339,797
1.02.01.05.01	Properties for sale	370,192	339,797
1.02.01.10	Other non-current assets	114,656	86,351
1.02.01.10.03	Other assets	90,527	64,172
1.02.01.10.04	Receivables from related parties	24,129	22,179
1.02.02	Investments	466,987	479,126
1.02.02.01	Interest in associates and affiliates	466,987	479,126
1.02.03	Property and equipment	24,209	22,342
1.02.03.01	Operation property and equipment	24,209	22,342
1.02.04	Intangible assets	16,802	18,280
1.02.04.01	Intangible assets	16,802	18,280

CONSOLIDATED FINANCIAL STATEMENTS - BALANCE SHEET - LIABILITIES AND EQUITY (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 06/30/2018	PRIOR YEAR 12/31/2017
2	Total liabilities	2,882,842	2,878,138
2.01	Current liabilities	873,954	1,213,686
2.01.01	Social and labor obligations	30,858	27,989
2.01.01.02	Labor obligations	30,858	27,989
2.01.02	Suppliers	94,632	98,662
2.01.03	Tax obligations	55,554	46,430
2.01.03.01	Federal tax obligations	55,554	46,430
2.01.04	Loans and financing	277,019	569,250
2.01.04.01	Loans and financing	255,144	481,073
2.01.04.01.01	In local currency	255,144	481,073
2.01.04.02	Debentures	21,875	88,177
2.01.05	Other obligations	323,199	355,041
2.01.05.01	Payables to related parties	61,822	63,197
2.01.05.02	Other	261,377	291,844
2.01.05.02.04	Obligations for purchases of properties and advances from customers	148,536	156,457
2.01.05.02.06	Other payables	85,121	104,386
2.01.05.02.07	Obligations assumed on the assignment of receivables	27,720	31,001
2.01.06	Provisions	92,692	116,314
2.01.06.01	Tax, labor and civil lawsuits	92,692	116,314
2.01.06.01.01	Tax lawsuits	696	194
2.01.06.01.02	Labor lawsuits	16,224	19,300
2.01.06.01.04	Civil lawsuits	75,772	96,820
2.02	Non-current liabilities	1,100,318	905,048
2.02.01	Loans and financing	687,751	535,648
2.02.01.01	Loans and financing	485,963	416,112
2.02.01.01.01	Loans and financing in local currency	485,963	416,112
2.02.01.02	Debentures	201,788	119,536
2.02.02	Other obligations	247,578	212,864
2.02.02.02	Other	247,578	212,864
2.02.02.02.03	Obligations related to purchases of properties and advances from customers	182,723	152,377
2.02.02.02.04	Other payables	21,476	7,095
2.02.02.02.06	Obligations assumed on the assignment of receivables	43,379	53,392
2.02.03	Deferred taxes	74,473	74,473
2.02.03.01	Deferred income tax and social contribution	74,473	74,473
2.02.04	Provisions	90,516	82,063
2.02.04.01	Tax, labor and civil lawsuits	90,516	82,063
2.02.04.01.01	Tax lawsuits	-	565
2.02.04.01.02	Labor lawsuits	37,998	39,682
2.02.04.01.04	Civil lawsuits	52,518	41,816
2.03	Equity	908,570	759,404
2.03.01	Capital	2,521,319	2,521,152
2.03.02	Capital reserves	308,896	56,357
2.03.02.05	Treasury shares	-28,928	-29,089
2.03.02.07	Constitution of capital reserve	250,599	-
2.03.02.09	Reserve for granting of stock options	87,225	85,446
2.03.05	Retained earnings/accumulated losses	-1,924,267	-1,821,952
2.03.09	Non-controlling interest	2,622	3,847

CONSOLIDATED FINANCIAL STATEMENTS - INCOME - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	CURRENT QUARTER 04/01/2018 to 06/30/2018	YEAR TO DATE 01/01/2018 to 06/30/2018	SAME QUARTER OF PREVIOUS YEAR 04/01/2017 to 06/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
3.01	Gross sales and/or services	302,271	515,668	147,253	283,792
3.01.01	Revenue from real estate development	329,257	563,741	159,357	306,878
3.01.03	Taxes on real estate sales and services	-26,986	-48,073	-12,104	-23,086
3.02	Cost of sales and/or services	-229,447	-419,982	-161,656	-315,362
3.02.01	Cost of real estate development	-229,447	-419,982	-161,656	-315,362
3.03	Gross profit	72,824	95,686	-14,403	-31,570
3.04	Operating expenses/income	-81,711	-141,495	-121,817	-231,811
3.04.01	Selling expenses	-28,110	-52,389	-21,184	-40,240
3.04.02	General and administrative expenses	-20,845	-39,541	-19,738	-47,107
3.04.05	Other operating expenses	-22,859	-39,049	-40,444	-68,854
3.04.05.01	Depreciation and amortization	-5,140	-9,125	-8,875	-17,583
3.04.05.02	Other operating expenses	-17,719	-29,924	-31,569	-51,271
3.04.06	Income from equity method investments	-9,897	-10,516	-40,451	-75,610
3.05	Income (loss) before financial results and income taxes	-8,887	-45,809	-136,220	-263,381
3.06	Financial	-19,082	-39,032	-33,390	-61,950
3.06.01	Financial income	3,737	9,081	9,206	17,076
3.06.02	Financial expenses	-22,819	-48,113	-42,596	-79,026
3.07	Income before income taxes	-27,969	-84,841	-169,610	-325,331
3.08	Income and social contribution taxes	-1,432	-1,664	-949	-2,295
3.08.01	Current	-1,432	-1,664	-949	-2,295
3.09	Income (loss) from continuing operations	-29,401	-86,505	-170,559	-327,626
3.10	Income (loss) from discontinued operations	-	-	-9,545	98,175
3.10.01	Net income (loss) from discontinued operations	-	-	-9,545	98,175
3.11	Income (loss) for the period	-29,401	-86,505	-180,104	-229,451
3.11.01	Income (loss) attributable to the Company	-29,359	-85,284	-180,004	-229,401
3.11.02	Net income attributable to non-controlling interests	-42	-1,221	-100	-50
3.99	Earnings per share – (Reais/Share)	-	-	-	-
3.99.01	Basic earnings per share	-	-	-	-
3.99.01.01	ON	-0.71913	-2.08896	-6.70490	-8.54490
3.99.02	Diluted earnings per share	-	-	-	-
3.99.02.01	ON	-0.71913	-2.08896	-6.70490	-8.54490

CONSOLIDATED FINANCIAL STATEMENTS - COMPREHENSIVE INCOME (LOSS) - (in thousands of Brazilian Reais)

CODE	DESCRIPTION	CURRENT QUARTER 04/01/2018 to 06/30/2018	YEAR TO DATE 01/01/2018 to 06/30/2018	SAME QUARTER OF PREVIOUS YEAR 04/01/2017 to 06/30/2017	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
4.01	Consolidated income (loss) for the period	-29,401	-86,505	-180,104	-229,451
4.03	Consolidated comprehensive income (loss) for the period	-29,401	-86,505	-180,104	-229,451
4.03.01	Income (loss) attributable to the Company	-29,359	-85,284	-180,004	-229,401
4.03.02	Net income attributable to the non-controlling interests	-42	-1,221	-100	-50

CONSOLIDATED FINANCIAL STATEMENTS - CASH FLOW - INDIRECT METHOD - (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
6.01	Net cash from operating activities	-25,910	140,108
6.01.01	Cash generated in the operations	-66,944	-139,969
6.01.01.01	Income (loss) before income and social contribution taxes	-84,841	-325,331
6.01.01.02	Income from equity method investments	10,516	75,610
6.01.01.03	Stock option expenses	1,278	1,703
6.01.01.04	Unrealized interest and finance charges, net	7,344	42,735
6.01.01.05	Financial instruments	-20	-646
6.01.01.06	Depreciation and amortization	9,125	17,583
6.01.01.07	Provision for legal claims	26,833	46,777
6.01.01.08	Provision for profit sharing	2,504	8,357
6.01.01.09	Warranty provision	-3,293	-3,315
6.01.01.11	Allowance for doubtful accounts	-11,153	7,699
6.01.01.12	Provision for realization of non-financial assets - properties for sale	-25,237	-11,141
6.01.02	Variations in assets and liabilities	41,034	228,118
6.01.02.01	Trade accounts receivable	-92,202	158,442
6.01.02.02	Properties for sale	167,766	147,467
6.01.02.03	Other accounts receivable	-11,626	401
6.01.02.04	Prepaid expenses	1,410	-3,355
6.01.02.05	Obligations for purchases of properties and advances from customers	22,425	-29,761
6.01.02.06	Taxes and contributions	9,124	-5,499
6.01.02.07	Suppliers	-3,340	-419
6.01.02.08	Salaries and charges payable	365	1,814
6.01.02.09	Transactions with related parties	-8,457	-9,703
6.01.02.10	Other obligations	-42,767	-28,974
6.01.02.11	Income tax and social contribution payable	-1,664	-2,295
6.01.03	Other	-	51,959
6.01.03.01	Net cash from operating activities related to discontinued operations	-	51,959
6.02	Net cash from investment activities	-91,595	295,425
6.02.01	Purchases of property, equipment and intangible assets	-9,514	-10,696
6.02.02	Increase in investments	-2,280	441
6.02.03	Redemption of short term investments	666,060	687,475
6.02.04	Purchase of short term investments	-745,861	-640,423
6.02.07	Proceeds from the exercise of preemptive rights	-	219,510
6.02.08	Transaction costs	-	-9,545
6.02.09	Net cash from investing activities related to discontinued operations	-	48,663
6.03	Net cash from financing activities	103,139	-302,377
6.03.01	Capital increase	167	-
6.03.02	Increase in loans, financing and debentures	210,330	186,282
6.03.03	Payment of loans, financing and debentures	-357,802	-539,609
6.03.06	Loan transactions with related parties	-155	6,268
6.03.07	Payables to venture partners	-	-1,237
6.03.09	Disposal of treasury shares	-	317
6.03.11	Assignment of receivables	-	21,513
6.03.12	Net cash from financing activities related to discontinued operations	-	24,089
6.03.136	Subscription and payment of common shares	250,599	-
6.04	Foreign exchange gains and losses on cash and cash equivalents	-	-124,711
6.05	Net increase (decrease) in cash and cash equivalents	-14,366	8,445
6.05.01	Cash and cash equivalents at the beginning of the period	28,527	29,534
6.05.02	Cash and cash equivalents at the end of the period	14,161	37,979

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2018 TO 06/30/2018 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non controlling interest	Total equity Consolidated
5.01	Opening balance	2,521,152	56,359	-	-1,821,954	-	755,557	3,847	759,404
5.02	Adjusted prior year	-	-	-	-16,869	-	-16,869	-	-16,869
5.02.01	Adoption of CPC 48 (IFRS 9)	-	-	-	-16,869	-	-16,869	-	-16,869
5.03	Opening adjusted balance	2,521,152	56,359	-	-1,838,823	-	738,688	3,847	742,535
5.04	Capital transactions with shareholders	167	252,537	-	-160	-	252,544	-	252,544
5.04.01	Capital increase	167	250,599	-	-	-	250,766	-	250,766
5.04.03	Stock option plan	-	1,777	-	-	-	1,777	-	1,777
5.04.05	Treasury shares sold	-	161	-	-160	-	1	-	1
5.05	Total comprehensive income (loss)	-	-	-	-85,284	-	-85,284	-1,225	-86,509
5.05.01	Net income (loss) for the period	-	-	-	-85,284	-	-85,284	-1,225	-86,509
5.06	Reserves	-	-	-	-	-	-	-	-
5.06.01	Constitution of reserves	-	-	-	-	-	-	-	-
5.07	Closing balance	2,521,319	308,896	-	-1,924,267	-	905,948	2,622	908,570

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FROM 01/01/2017 TO 06/30/2017 (in thousands of Brazilian reais)
CODE	DESCRIPTION	Capital	Capital reserves, stock options and treasury shares	Profit reserves	Retained earnings	Other comprehensive income	Total Shareholders’ equity	Non-controlling interest	Total equity Consolidated
5.01	Opening balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.03	Opening adjusted balance	2,740,662	49,424	-	-861,761	-	1,928,325	2,128	1,930,453
5.04	Capital transactions with shareholders	-219,510	2,653	-	-107,720	-	-324,577	1,999	-322,578
5.04.03	Stock option plan	-	2,336	-	-	-	2,336	-	2,336
5.04.05	Treasury shares sold	-	317	-	-	-	317	-	317
5.04.08	Capital reduction	-219,510	-	-	-107,720	-	-327,230	-	-327,230
5.04.10	Write-off discontinued operations	-	-	-	-	-	-	1,999	1,999
5.05	Total of comprehensive income (loss)	-	-	-	-229,401	-	-229,401	-50	-229,451
5.05.01	Net income (loss) for the period	-	-	-	-229,401	-	-229,401	-50	-229,451
5.07	Closing balance	2,521,152	52,077	-	-1,198,882	-	1,374,347	4,077	1,378,424

CONSOLIDATED STATEMENT OF VALUE ADDED (in thousands of Brazilian Reais)
CODE	DESCRIPTION	YEAR TO DATE 01/01/2018 to 06/30/2018	PREVIOUS YEAR TO DATE 01/01/2017 to 06/30/2017
7.01	Revenue	563,741	306,878
7.01.01	Real estate development, sales and services	552,588	314,577
7.01.04	Allowance for doubtful accounts	11,153	-7,699
7.02	Inputs acquired from third parties	-422,499	-227,987
7.02.01	Cost of sales and/or services	-352,168	-250,562
7.02.02	Materials, energy, outsourced labor and other	-70,331	-75,600
7.02.04	Other	-	98,175
7.02.04.01	Result from discontinuing operations	-	98,175
7.03	Gross value added	141,242	78,891
7.04	Retentions	-9,125	-17,583
7.04.01	Depreciation and amortization	-9,125	-17,583
7.05	Net value added produced by the Company	132,117	61,308
7.06	Value added received through transfers	-1,435	-58,534
7.06.01	Income from equity method investments	-10,516	-75,610
7.06.02	Financial income	9,081	17,076
7.07	Total value added to be distributed	130,682	2,774
7.08	Value added distribution	130,682	2,774
7.08.01	Personnel and payroll charges	39,362	51,009
7.08.01.01	Direct remuneration	39,362	51,009
7.08.02	Taxes and contributions	57,626	34,525
7.08.02.01	Federal	57,626	34,525
7.08.03	Compensation – interest	118,978	146,641
7.08.03.01	Interest	115,927	143,826
7.08.03.02	Rent	3,051	2,815
7.08.04	Compensation – Company capital	-85,284	-229,401
7.08.04.03	Net income (retained losses)	-85,284	-229,401

FOR IMMEDIATE RELEASE - São Paulo, August 9, 2018 – Gafisa S.A. (B3: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported its financial results for the second quarter ended June 30, 2018.

GAFISA  REPORTS RESULTS FOR
2Q18

Conference Call
August 10, 2018

► 9:30 a.m.  Brasília time
In Portuguese
+55 (11) 3127-4971 / 3728-5971 (Brazil)
Code: Gafisa

► 8:30 a.m. US EST
In Engligh
(simultaneous translation from Portuguese)
+1 516 300-1066  (USA)
Code: Gafisa

Webcast: www.gafisa.com.br/ri

Replay:
+55 (11) 3127-4999
Portuguese: 24040588
English: 24040589

Shares

GFSA3 – B3 (formerly BM&FBovespa)
GFA – NYSE
Total outstanding shares: 44,757,914¹
Average Daily Traded Volume (2Q18):
R$14.2 million
¹including 932,776 treasury shares

MANAGEMENT COMMENTS AND HIGHLIGHTS

The second quarter of 2018 reaffirmed Gafisa’s positive financial and operational progress, further reinforcing our view that we reached a pivotal inflection point over the course of previous quarters.

We launched three successful projects in the quarter, two of them in the city of São Paulo/SP and one in the metropolitan region of Greater São Paulo. These projects’ PSV totaled R$400 million with an SoS of 52.5%. This result is a reflexion of the Management’s commitment to efficiently execute its launches, the effect of which can be clearly seen in recent results. The sales performance of these launched projects, coupled with inventory sales, positively impacted gross sales in the quarter, which totaled R$405.8 million, up 38.3% and 68.5% versus 1Q18 and 2Q17, respectively.

Cancellations totaled R$59.9 million in 2Q18, a sharp drop of 47.3% year-over-year and 3.8% less quarter-over-quarter, marking a new low for cancellations, as reiterated by Management.

The sales mix and the positive trend in cancellations resulted in net presales of R$345.9 million, an increase of 46.7% and 172.1% versus 1Q18 and 2Q17, respectively. In 1H18, net presales totaled R$581.7 million, 137.9% higher than in 1H17. The efficiency of digital tools to leverage our sales channels with our clients was also a highlight: in 1H18, nearly 30% of total sales derived from these online tools.

Regarding financial performance, net revenue grew in all bases of comparison, driven by higher inventory sales and the Upside Pinheiros project (launched in 1Q18) contributing R$68 million to revenues. Project sales with better margins bolstered adjusted gross profit in the first half of 2018, a four-fold increase against the same period last year. As a result, adjusted gross margin reached 31.7% in 1H18, confirming the impact of higher revenue recognition share from more recent projects, the effect of which we had already indicated.

The successful launch of new projects can be seen in the Backlog Results (REF), which reached a balance of R$262.8 million in 1H18, or a 63% increase against the same period last year. This performance resulted in gross margin of 37.5%, signaling a favorable outlook for revenue and margin over upcoming quarters, especially due to a higher share of revenue recognition from more recent projects in future results.

General and administrative expenses totaled R$39.5 million in 1H18, 16.1% lower than in 1H17. This downward trend affirms the Company’s ongoing diligence in finding opportunities to maximize the efficiency of its processes.

In 2Q18, selling expenses were 15.8% and 32.7% higher than in 1Q18 and 2Q17, respectively, due to a set of initiatives necessary to ensure good launches in the period. It is worth mentioning that these increases came in lower than the rate of higher gross sales in the period.

The gradual recovery of Gafisa’s financial performance is also signaled by its adjusted EBITDA, which reached R$29.2 million in 2Q18, sustaining the upward trend seen in the first quarter of 2018, boosted by revenue recognition of projects with higher margins.

The improved cash position positively impacted 1H18’s net financial result of negative R$39.0 million, a reduction of 37.0% against the same period last year, also driven by lower indebtedness. 1H18 net financial loss totaled a negative R$85.3 million, a 62.8% evolution vs. 1H17.

Another highlight in 1H18 was the reduction of Gafisa’s net debt. In 1H18, net debt reached R$751.9 million, 32.4% lower than the R$1.1 billion recorded in 1H17. Therefore, the Company’s leverage, measured by net debt to shareholders' equity ratio, was 82.8% in the period, a sharp drop compared to the 126.1% recorded at the end of 2017, mainly due to capital increase and renegotiations in 1Q18, which both reduced debt and increased cash position in the period.

Finally, deliveries in the quarter positively impacted cash generation in the quarter, which totaled R$26.7 million. Cash generation was negative R$45.2 million in 1H18, reflecting the negative cash generation of the previous quarter.

Thus, the good launch performances, inventory deliveries with better margins, ongoing pursuit of increased operational and administrative efficiency and new levels in the areas of cancellations and net debt indicate that this positive trend should continue. Despite economic and political uncertainties that still impact our business environment and the country as a whole, we remain focused on sustaining our current trend of improved results over upcoming periods.

Sandro Gamba

CEO

 MAIN CONSOLIDATED INDICATORS

Table 1 - Operational Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Launches	399,875	138,715	188.3%	-	-	538,590	-	-
Gross Sales	405,858	293,460	38.3%	240,795	68.5%	699,318	476,406	46.8%
Cancellations	(59,912)	(57,702)	3.8%	(113,648)	-47.3%	(117,614)	(231,862)	-49.3%
Pre-Sales	345,946	235,757	46.7%	127,146	172.1%	581,704	244,544	137.9%
Net Sales over Supply (SoS)	19.9%	14.4%	5.2 bps	7.9%	11.9 bps	17.2%	14.2%	0.2 bps
Delivery PSV	300,991	-	-	479,869	-37.3%	300,991	744,747	-59.6%
Inventories	1,395,626	1,396,706	-0.1%	1,476,281	-5.5%	1,395,626	1,476,281	-5.5%

Table 2 – Financial Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,253	105.3%	515,668	283,792	81.7%
Adjusted Gross Profit	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin [1]	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps
Adjusted EBITDA	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%
Adjusted EBITDA Margin²	9.6%	1.5%	810 bps	-44.2%	5380 bps	6.3%	-39.6%	4590 bps
Net Income	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
Backlog Revenues	701,634	625,251	12.2%	450,923	55.6%	701,634	450,923	55.6%
Backlog Results ³	262,828	231,253	13.7%	161,291	63.0%	262,828	161,291	63.0%
Backlog Results Margin ³ [5]	37.5%	37.0%	50 bps	35.8%	170 bps	37.5%	35.8%	170 bps
Net Debt	751,873	778,530	-3.4%	1,112,403	-32.4%	751,873	1,112,403	-32.4%
Cash and Cash Equivalents [4]	212,897	204,938	3.9%	214,573	-0.8%	212,897	214,573	-0.8%
Equity + Minority Shareholders	908,570	936,904	-3.0%	1,378,424	-34.1%	908,570	1,378,424	-34.1%
(Net Debt – Proj. Fin.) / (Equity + Minorit.)	17.3%	9.8%	750 bps	7.2%	1010 bps	17.3%	7.2%	1010 bps

¹ Adjusted by capitalized interests;

² Adjusted by stock option plan expenses (non-cash), minority shareholders;

³ Backlog  results  net  of PIS/COFINS  taxes (3.65%) and  excluding  the  impact  of  PVA  (Present Value Adjustment) method  according  to  Law  No. 11.638.

4 Cash and cash equivalents, and marketable securities.

5 Backlog results comprise the projects restricted by condition precedent

OPERATIONAL RESULTS

Table 3 - Operational Performance (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Launches	399,875	138,715	188.3%	-	-	538,590	-	-
Gross Sales	405,858	293,460	38.3%	240,795	68.5%	699,318	476,406	46.7%
Cancellations	(59,912)	(57,702)	3.8%	(113,648)	-47.3%	(117,614)	(231,862)	-49.3%
Pre-Sales	345,946	235,757	46.7%	127,146	172.1%	581,704	244,544	137.9%
Sales over Subpsly (SoS)	19.9%	14.4%	5.5 bps	12.9%	12.0 bps	17.2%	14.2%	3.0 bps
Delivery PSV	300,991	-	-	479,869	-37.3%	300,991	744,747	-59.6%

Launches

In 2Q18 Gafisa launched three projects with total PSV of R$399.9 million, all in Greater São Paulo. Added to the R$138.7 million in 1Q18, launches totaled R$538.6 million in 1H18. It is worth highlighting that the launch volume in 1H18 has already nearly reached the total volume of 2017 (R$539 million in 1H18 vs. R$554 million in 2017).

Sales over supply (SoS) of these projects stood at 19.9%, validating Gafisa’s efficient execution of launches and continued inventory sales.

*It considers 1H18

Table 4 - Launches (R$ 000)

Project	City	Period	PSV	Segment
Upside Pinheiros	São Paulo/SP	1Q18	138,715	High
Upside Paraíso	São Paulo/SP	2Q18	146,949	High
Belvedere Lorian	Osasco/SP	2Q18	165,130	High
MOOV Belém	São Paulo/SP	2Q18	86,797	Medium
TOTAL			538,591

Sales

In 2Q18, gross sales totaled R$405.9 million, 38.3% and 68.5% higher than in 1Q18 and 2Q17, respectively, mainly driven by successful launches in the quarter, corresponding to 57.8% of volume sold. Gross sales reached R$699.3 million in 1H18, up 46.7% vs. 1H17.

Cancellations totaled R$59.9 million in 2Q18, a 3.8% drop from 1Q18, and a sharp drop of 47.3% compared to 2Q17, marking a new low for cancellations for the year. The first half of the year also reflects a clear year-over-year inflection point for cancellations, with a 49.3% reduction vs. 1H17.

The gross sales result and cancellations remaining close to the same level as the previous quarter contributed to a net presales increase of 46.7% and 172.1%, quarter-over-quarter and year-over-year, respectively, to R$345.9 million in 2Q18. Such comparison is equally positive in the 1H18 year-over-year analysis: net presales totaled R$581.7 million in 1H18, up 137.9% vs 1H17.

Internet sales were especially strong in the period, having an important influence over clients who search for real estate properties online. These online tools contributed to around 30% of total sales in the first semester of the year, or R$229 million in sales in 1H18.

Cancellations (R$ million)

132
106
100
118
114
84
95
58
59
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

2016: R$508 MM | 2017: R$412 MM | 2018*: R$118MM

*It considers 1H18

Net Sales Breakdown 2Q18 (%)

42.2%
57.8%
Launches 2Q18
Inventory

Net Pre-sales (R$ million)

130
258
356
117
127
354
122
236
346
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18

2016: R$811 MM | 2017: R$720 MM | 2018*: R$582 MM

*It considers 1H18

Sales Over Supply (SoS)

Positive launch performance boosted quarterly SoS, which increased from 14.4% in 1Q18 to 19.9% in 2Q18. SoS in 1H18 climbed from 37.5% in 1Q18 to 43.1% in 2Q18, atesting the efficiency of Gafisa’s continued and efficient business strategy.

Inventory (Property for Sale)

   Inventory at market value reached R$1,395.6 million in 2Q18, in line with the previous quarter. Year-over-year, inventory fell 5.5% as the company focused on sales and reduced the number of launches in the period. The project inventory located outside of strategic markets of R$55.1 million, accounts for 3.9% of the total inventory, of which 59.9% are finished units.

Table 5 – Inventory at Market Value 2Q18 x 1Q18 (R$ 000)

	Inventories EoP 1Q18	Launches	Cancellations	Gross Sales	Adjustements¹	Inventories EoP 2Q18	Q/Q(%)
São Paulo	1,105,642	399,875	43,497	(371,940)	(28,315)	1,148,760	3.9%
Rio de Janeiro	232,040	-	13,925	(29,646)	(24,522)	191,798	-17.3%
Other Markets	59,023	-	2,490	(4,273)	(2,173)	55,068	-6.7%
Total	1,396,706	399,875	59,912	(405,858)	(55,009)	1,395,626	-0.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Gafisa continues to focus on gradually reducing inventories, seeking to maintain a balance between sales of more recent projects and of finished units. This strategy can be seen when we analyze Gafisa’s inventory turnover for the last 12 months ended in 2Q18, which evidences a reduction in the number of months for theoretical inventory liquidation.

Table 6 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Iniated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 2Q18
São Paulo	257,857	92,380	358,172	160,114	280,237	1,148,760
Rio de Janeiro	-	-	-	5,194	186,604	191,798
Other Markets	-	-	22,094	-	32,974	55,068
Total	257,857	92,380	380,266	165,308	499,815	1,395,626

Delivered Projects and Transfer

In 2Q18, 5 projects were delivered with total PSV of R$301.0 million. On June 30, 2018, Gafisa managed the construction of 21 projects, all of which are on schedule according to the Company’s business plan.

Over the past few years, the Company has been taking steps to improve the receivables/transfer process, aiming to maximize the return rates on capital employed. Currently, the Company’s directive is to conclude the transfer process of 90% of eligible units within 90 days after the delivery of the project.

Therefore, PSV transferred in 2Q18 jumped 138.2% to R$140.5 million quarter-over-quarter, driven by a higher volume of projects delivered, and was down 41.6% year-over-year, due to the higher volume of deliveries in 2Q17. In 1H18, PSV transferred totaled R$199.5 million, 41.8% lower than in 1H17, also due to a lower volume of deliveries in the period.

Table 7 – Transfer

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
PSV Transferred ¹	140,505	58,998	138.2%	240,783	-41.6%	199,503	342,527	-41.8%
Deleverd Projects	5	-	-	4	25.0%	5	7	-28.6%
Delivery Units	1,025	-	-	1,389	-26.2%	1,025	1,999	-48.7%
Deliverd PSV ²	300,991	-	-	479,869	-37.3%	300,991	744,927	-59.6%

¹ PSV transfers refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

Landbank

The Company’s landbank, with an estimated PSV of R$3.7 billion, represents 32 potential projects/phases or nearly 8,000 units. Approximately 57.3% of land was acquired through swaps. In 2Q18, the Company acquired three new land areas in São Paulo, with potential PSV of R$326.2 million. The acquisition of these land areas was made with a combination of a physical swap of 39% and cash payment.

Table 8 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potencial Units (% Gafisa)	Potencial Units (100%)
São Paulo	2,386,018	52.7%	45.0%	7.7%	5,338	6,004
Rio de Janeiro	1,353,466	63.2%	63.2%	0.0%	1,956	1,956
Total	3,739,484	57.3%	53.1%	4.3%	7,294	7,960

¹ The swap percentage is measured compared to the historical cost of land acquisition.

² Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ participation in the project.

Table 9 – Changes in the Landbank (2Q18 x 1Q18 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Cancellations	Adjustments	Final Landbank
São Paulo	2,466,636	326,176	399,875	-	(6,919)	2,386,018
Rio de Janeiro	1,420,604	-	-	67,333	195	1,353,466
Total	3,887,240	326,176	399,875	67,333	(6,723)	3,739,485

FINANCIAL RESULTS

Revenue

Net revenues increased to R$302.3 million in 2Q18, up 105.3% compared to 2Q17, mainly reflecting the revenue growth of projects launched from 2014 to 2016, which moved closer to completed construction, thereby increasing their share of revenue contribution, besides a higher volume of projects launched in 2017. The project launched in 1Q18, Upside Pinheiros, drove revenue increase in the quarter by R$68.2 million.

Table 10 – Revenue Recognition (R$ 000)

	2Q18				2Q17
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2018	232,403	67.2%	68,242	22.6%	-	0.0%	-	0.0%
2017	20,777	6.0%	9,918	3.3%	-	0.0%	-	0.0%
2016	24,171	7.0%	25,034	8.3%	14,999	11.8%	18,546	12.6%
2015	33,323	9.6%	148,275	49.1%	41,331	32.5%	57,085	38.8%
<2014	35,271	10.2%	50,801	16.8%	70,817	55.7%	71,623	48.6%
Total	345,946	100%	302,270	100.0%	127,146	100%	147,254	100.0%
SP + RJ	344,163	99.5%	276,766	91.6%	121,653	95.7%	146,430	99.4%
Other Markets	1,783	0.5%	25,504	8.4%	5,494	4.3%	824	0.6%

Gross Profit & Margin

Gafisa’s adjusted gross profit totaled R$104.4 million in 2Q18, substantial growth compared to 1Q18 (+76.5%) and 2Q17 (+740.2%), boosted by sales of projects with better margins. Positive sales performance also drove adjusted gross profit growth in 1H18, which totaled R$163.5 million, 392.0% higher than in 1H17. It is worth mentioning the gradual inversion of the Company’s financial performance curve, signaled by higher net revenue versus 1Q18 (+41.6%), and 2Q17 (+105.3%) and in 1H18 (+81.7%).

Adjusted gross margin in 2Q18 was 34.5%, 680 bps higher than 1Q18 and 2,610 bps vs. 2Q17. In 1H18,  gross margin totaled 31.7%, 2,000 bps higher than in 1H17.

Table 11 – Gross Margin (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,254	105.3%	515,668	283,792	81.7%
Gross Profit	72,824	22,862	218.5%	(14,403)	-605.6%	95,686	(31,570)	-403.1%
Gross Margin	24.1%	10.7%	1340 bps	-9.8%	3390 bps	18.6%	-11.1%	2970 bps
(-) Financial Costs	31,542	36,272	-13.0%	26,824	17.6%	67,814	64,800	4.7%
Adjusted Gross Profit [1]	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin [1]	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps

¹ Adjusted by capitalized interests.

Selling, General and Administrative Expenses (SG&A)

General and administrative expenses totaled R$39.5 million in 1H18, 16.1% lower than in 1H17. This decrease reflects the Company’s diligence in its continued efforts to cut costs.

In 1H18, selling expenses totaled R$52.4 million, 30.2% higher than in 1H17. This increase reflects the initiatives which resulted in successful launches in the period, reminding that no launch took place in 1H17. At the same way, quarter-over-year, expenses came to R$28.1 million, 15.8% higher than in 1Q18. It is worth mentioning that these rates were lower than higher gross sales rates during the same periods, i.e., up 38.3% and 68.5% in 2Q18 and 1H18, respectively.

 Thus, selling, general and administrative expenses came to R$49.0 million in 2Q18, 13.9% and 19.6% higher than in 1Q18 and 2Q17, respectively. In 1H18, expenses totaled R$91.9 million, 5.2% higher than in 1H17.

Table 12 – SG&A Expenses (R$ 000)

	2T18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Selling Expenses	(28,110)	(24,279)	15.8%	(21,184)	32.7%	(52,389)	(40,240)	30.2%
G&A Expenses	(20,845)	(18,696)	11.5%	(19,738)	5.6%	(39,541)	(47,107)	-16.1%
Total SG&A Expenses	(48,955)	(42,975)	13.9%	(40,922)	19.6%	(91,930)	(87,347)	5.2%

In 1H18, other operating revenues/expenses totaled R$29.9 million, 41.6% lower than in 1H17. In 2Q18, other operating revenues/expenses totaled R$17.7 million, up 45.2% from 1Q18, and down 43.9% from 2Q17, driven by litigation expenses. The table below breaks down these expenses.

Table 13 – Other Operating Revenues/Expenses (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Litigation Expenses	(15,747)	(11,776)	33.7%	(30,041)	-47.6%	(27,523)	(46,777)	-41.2%
Others	(1,972)	(429)	359.7%	(1,528)	29.1%	(2,401)	(4,494)	-46.6%
Total	(17,719)	(12,205)	45.2%	(31,569)	-43.9%	(29,924)	(51,271)	-41.6%

Adjusted EBITDA

Adjusted EBITDA totaled R$29.2 million in 2Q18, in line with the positive trend seen in the first quarter of the year. This result reflects on the improved margins already explained.

Table 14 – Adjusted EBITDA (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Income	(29,359)	(55,924)	-47.5%	(180,004)	-83.7%	(85,284)	(229,401)	-62.8%
Discontinued Operation Result [1]	-	-	-	(9,545)	-100.0%	-	98,175	-100.0%
Adjusted Net Income[1]	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
(+) Financial Results	19,082	19,950	-4.4%	33,390	-42.9%	39,032	61,950	-37.0%
(+) Income Taxes	1,432	232	517.2%	949	50.9%	1,664	2,295	-27.5%
(+) Depreciation and Amortization	5,140	3,985	29.0%	8,875	-42.1%	9,125	17,583	-48.1%
(+) Capitalized Interest	31,542	36,272	-13.0%	26,824	17.6%	67,814	64,800	4.7%
(+) Expenses w Stock Option Plan	1,369	(91)	-1604.3%	(424)	-422.9%	1,278	1,703	-25.0%
(+) Minority Shareholders	(42)	(1,179)	-96.4%	(100)	-58.0%	(1,221)	(50)	2342.0%
(+) AUSA Income Effect Adjusted	-	-	-	35,891	-100.0%	-	66,915	-100.0%
Adjusted EBITDA[1]	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%
      ¹ Sale of Tenda shares.

Financial Result

In 2Q18, financial result totaled R$3.7 million, 30.1% lower than in 1Q18 and 59.4% lower than in 2Q17. In 1H18, financial results of R$9.1 million came 46.8% lower than the same period  last year. These decreases mainly reflect the interest rate drop incurred on cash and cash equivalents in the period.

Financial expenses totaled R$22.8 million in 2Q18, 9.8% and 46.4% lower than in 1Q18 and 2Q17. In 1H18, financial expenses came to R$48.1 million, down 39.1% from 1H17, mainly due to the capital increase in 1H18 and debt reduction. Therefore, net financial result was negative R$39.0 million in 1H18, a reduction of 37.0% versus 1H17, an effect of the higher cash position.

Net Income

In 2Q18, the Company posted a net loss of R$29.4 million, compared to a net loss of R$55.9 million in 1Q18 and R$170.6 million in 2Q17. In 1H18, net loss totaled R$85.3 million, down 74.0% versus 1H17.

Table 15 – Net Income (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,253	105.3%	515,668	283,792	81.7%
Gross Profit	72,824	22,862	218.5%	(14,403)	-605.6%	95,686	(31,570)	-403.1%
Gross Margin	24.1%	10.7%	1340 bps	-9.8%	3390 bps	18.6%	-11.1%	2970 bps
Adjusted Gross Profit ¹	104,366	59,134	76.5%	12,421	740.2%	163,500	33,230	392.0%
Adjusted Gross Margin	34.5%	27.7%	680 bps	8.4%	2610 bps	31.7%	11.7%	2000 bps
Adjusted EBITDA ²	29,164	3,245	798.7%	(65,054)	-144.8%	32,408	(112,380)	-128.8%
Adjusted EBITDA Margin	9.6%	1.5%	810 bps	-44.2%	5380 bps	6.3%	-39.6%	4590 bps
Income from Discontinued Operations ³	-	-	-	(9,545)	-100.0%	-	98,175	-100.0%
Adjusted Net Income [4]	(29,359)	(55,924)	-47.5%	(170,459)	-82.8%	(85,284)	(327,576)	-74.0%
( - ) Equity income from Alphaville	-	-	-	(35,891)	-100.0%	-	(66,915)	-100.0%
Adjusted Net Income (ex-AUSA)	(29,359)	(55,924)	-47.5%	(134,568)	-78.2%	(85,284)	(260,661)	-67.3%

¹ Adjusted by capitalized interests;

² Adjusted by note 1, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income;

³ Sale of Tenda shares;

4 Adjusted by item 3.

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method totaled R$262.8 million in 2Q18, with margin to be recognized of 37.5%, up 50 bps from 1Q18 and 170 bps higher than in 2Q17. The backlog performance is a reflexion of the effective execution of launches in the period, signaling a positive outlook for revenue volume and backlog results over coming quarters.

Table 16 – Backlog Results (REF) (R$ 000)

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y(%)
Backlog Revenues	701,634	625,251	12.2%	450,923	55.6%
Backlog Costs (units sold)	(438,806)	(393,999)	11.4%	(289,632)	51.5%
Backlog Results	262,828	231,253	13.7%	161,291	63.0%
Backlog Margin	37.5%	37.0%	50 bps	35.8%	170 bps

Note: Backlog  results  net  of  PIS/COFINS  taxes (3.65%)  and  excluding  the  impact  of  PVA (Present Value Adjustment) method  according  to  Law No.  11.638.

Backlog results comprise the projects restricted by condition precedent.

BALANCE SHEET

Cash and Cash equivalents and Marketable Securities

On June 30, 2018, cash and cash equivalents and marketable securities totaled R$212.9 million, 3.9% higher than on March 31, 2018.

Receivables

At the end of 2Q18, total accounts receivables totaled R$1.5 billion, a 10.5% increase compared to 1Q18. It is worth mentioning that out of this total, R$367.3 million or 49% are expected to be received this year.

Table 17 – Total Receivables (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)
Receivables from developments (off balance sheet)	728,214	648,938	12.2%	468,005	55.6%
Receivables from PoC- ST (on balance sheet)	562,072	508,421	10.6%	602,295	-6.7%
Receivables from PoC- LT (on balance sheet)	195,199	186,897	4.4%	208,230	-6.3%
Total	1,485,485	1,344,256	10.5%	1,278,530	16.2%

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Table 18 – Receivables Schedule (R$ 000)

	Total	2018	2019	2020	2021	2022 – and after
Receivables from PoC	757,271	367,304	238,097	92,724	54,179	4,967

Cash Generation

Operating cash generation was R$26.7 million in 2Q18, due to the higher volume of projects delivered in the quarter and the positive performance of launches. In 1H18, operating cash generation was negative R$45.2 million, mainly impacted by a negative result in the previous quarter.

Table 19 –Cash Generation (R$ 000)

	1Q18	2Q18
Availabilities [1]	204,938	212,897
Change in Availabilities (1)	57,476	7,959
Total Debt + Investor Obligations	983,468	964,770
Change in Total Debt + Investor Obligations (2)	-121,430	-18,698
Capital Increase (3)	250,766	-
Cash Generation in the period (1) - (2) - (3)	-71,860	26,657
Final Accumulated Cash Generation	-71,860	-45,203

                                                        ¹ Cash and cash equivalents. and marketable securities.

Liquidity

In 2Q18, gross debt reached R$964.8 million, down 1.9% vs. 1Q18 and 27.3% vs 2Q17. Net debt totaled R$751.9 million, down 3.4% and 32.4% vs. 1Q18 and 2Q17, respectively.

The Company’s Net Debt/Shareholders’ Equity ratio at the end of 2Q18 was 82.8%, compared to 83.1% in 1Q18, and much lower compared to the 126.1% recorded in 2Q17, mainly due to the Company’s capital increase and renegotiations made in 1Q18, which reduced debt and increased the cash position in the period.

Table 20 – Debt and Investor Obligations (R$ 000)

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)
Debentures - FGTS (A)	-	-	0.0%	150,890	-100.0%
Debentures – Working Capital (B)	223,663	168,041	33.1%	130,817	71.0%
Project Financing SFH – (C)	594,917	686,728	-13.4%	861,930	-31.0%
Working Capital (D)	146,190	128,699	13.6%	183,339	-20.3%
Total (A)+(B)+(C)+(D) = (E)	964,770	983,468	-1.9%	1,326,976	-27.3%
Total Debt (G)	964,770	983,468	-1.9%	1,326,976	-27.3%
Cash and Availabilities¹ (H)	212,897	204,938	3.9%	214,573	-0.8%
Net Debt (G)-(H) = (I)	751,873	778,530	-3.4%	1,112,403	-32.4%
Equity + Minority Shareholders (J)	908,570	936,904	-3.0%	1,378,424	-34.1%
(Net Debt) / (PL) (I)/(J) = (K)	82.8%	83.1%	-30 bps	80.7%	210 bps
(Net Debt – Proj, Fin,) / Equity (I)- ((A)+(C))/(J) = (L)	17.3%	9.8%	750 bps	7.2%	1010 bps

¹ Cash and cash equivalents and marketable securities.

Out of total debt, 28.7%, or R$277.0 million, referred to total debt maturing in the short term, compared to 34.1% at the end of 1Q18. On June 30, 2018, the consolidated debt average cost stood at 11.55% p.a. The debt renegotiation and the capital increase allowed the Company to restructure its debt profile, resulting in gradual deleverage and a lower average rate, the benefits of which should be seen over the coming quarters.

                                                    Table 21 – Debt Maturity

(R$ mil)	Custo médio (a.a.)	Total	Até Jun/19	Até Jun/20	Até Jun/21	Até Jun/22
Debentures – Working Capital (A)	CDI + 3% / IPCA + 8.37% / CDI + 5.25% / CDI + 3.75%	223,663	21,875	156,852	44,936
Project Financing SFH (B)	TR + 8.30% to 14.20% / 12.87% / 143% CDI	594,917	185,286	253,631	147,301	8,699
Working Capital (C)	135% CDI / CDI + 2.5% / CDI + 3% / CDI + 4.25%	146,190	69,858	21,215	55,174	(57)
Total Debt (A)+(B)+(C) = (D)		964,770	277,019	431,698	247,411	8,642
% of Total Maturity per period			28.7%	44.7%	25,6%	0.9%
Project debt maturing as % of total debt (B)/ (D)			66.9%	58.8%	59,5%	100.7%
Corporate debt maturing as % of total debt ((A)+(C))/ (D)			33.1%	41.2%	40,5%	-0.7%
Ratio Corporate Debt / Mortgage	38.3% / 61.7%

The Company is committed to deleveraging, which can be seen in the gradual reduction of net debt.

SUBSEQUENT EVENTS

Extraordinary Shareholders’ Meeting Call Notice

On July 31. 2018, Gafisa received a correspondence from shareholder GWI Asset Management S.A. (GWI) requesting a call notice for an Extraordinary Shareholders’ Meeting (ESM) within eight days from that date to resolve on the removal of all members of the Board of Directors and the election of new members.

On August 2, the Company informed GWI that said Call Notice Request should be supplemented by additional material required by applicable law, including the names of candidates appointed or supported by GWI, so as to include them in the mandatory remote voting list. This information shall be released to the market until the date of publication of the first announcement of ESM call notice.

Both correspondences were filed at the Brazilian Securities and Exchange Commission (CVM) and released to the market on August 2 by means of a Material Fact, and on August 7, GWI replied to the Company.

The Board of Directors’ Meeting was called to be held on August 14th,2018, the agenda will be the call notice of Extraordinary General Meeting. Gafisa will keep the market informed on the development of this matter.

Rule Changes for Housing Loans

                The Brazilian National Monetary Council (CMN) approved several changes in housing loan rules, including, but not limiting, the increase of value of properties which can be acquired by means of the Housing Financial System (SFH) and the Government Severance Indemnity Fund for Employees (FGTS) to R$1.5 million. These changes will take effect in January 2019 for a six-year duration.

The implementation of all these rules that unlock the business environment may benefit the real estate sector and contribute to a turnover effect on the market. However, it is worth mentioning that these rules will be gradually implemented and their effect will not be seen immediately. Despite the implementation schedule of these measures adopted by CMN, the ceiling increase, which will take place on the beginning of next year, may increase the liquidity of projects at this price level, as consumers will have access to additional housing financing instruments.

São Paulo, August 9, 2018.

Alphaville Urbanismo SA releases its results for the second quarter of 2018.

Financial Results

In 2Q18, net revenues were R$20 million and net loss was R$-198 million.

	2Q18	1H18	2Q17	1H17	2Q18 vs. 2Q17	1H18 vs. 1H17
Net revenues	20	106	50	112	-60%	-5%
Net income	-198	-290	-120	-223	n.a	n.a

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-7131.

Consolidated Income Statement

	2Q18	1Q18	Q/Q (%)	2Q17	Y/Y (%)	1H18	1H17	Y/Y (%)
Net Revenue	302,271	213,397	41.6%	147,253	105.3%	515,668	283,792	81.7%
Operating Costs	(229,447)	(190,535)	20.4%	(161,656)	41.9%	(419,982)	(315,362)	33.2%
Gross Profit	72,824	22,862	218.5%	(14,403)	-605.6%	95,686	(31,570)	-403.1%
Gross Margin	24.1%	10.7%	1338 bps	-9.8%	3387 bps	18.6%	-11.1%	2968 bps
Operating Expenses	(81,711)	(59,783)	36.7%	(121,817)	-32.9%	(141,495)	(231,811)	-39.0%
Selling Expenses	(28,110)	(24,279)	15.8%	(21,184)	32.7%	(52,389)	(40,240)	30.2%
General and Administrative Expenses	(20,845)	(18,696)	11.5%	(19,738)	5.6%	(39,541)	(47,107)	-16.1%
Other Operating Revenue/Expenses	(17,719)	(12,205)	45.2%	(31,569)	-43.9%	(29,924)	(51,271)	-41.6%
Depreciation and Amortization	(5,140)	(3,985)	29.0%	(8,875)	-42.1%	(9,125)	(17,583)	-48.1%
Equity Income	(9,897)	(618)	1501.5%	(40,451)	-75.5%	(10,516)	(75,610)	-86.1%
Operational Result	(8,887)	(36,921)	-75.9%	(136,220)	-93.5%	(45,809)	(263,381)	-82.6%
Financial Income	3,737	5,344	-30.1%	9,206	-59.4%	9,081	17,076	-46.8%
Financial Expenses	(22,819)	(25,294)	-9.8%	(42,596)	-46.4%	(48,113)	(79,026)	-39.1%
Net Income Before Taxes on Income	(27,969)	(56,871)	-50.8%	(169,610)	-83.5%	(84,841)	(325,331)	-73.9%
Income Tax and Social Contribution	(1,432)	(232)	517.2%	(949)	50.9%	(1,664)	(2,295)	-27.5%
Net Income After Taxes on Income	(29,401)	(57,103)	-48.5%	(170,559)	-82.8%	(86,505)	(327,626)	-73.6%
Continued Op. Net Income	(29,401)	(57,103)	-48.5%	(170,559)	-82.8%	(86,505)	(327,626)	-73.6%
Discontinued Op. Net Income	-	-	-	(9,545)	-100.0%	-	98,175	-100.0%
Minority Shareholders	(42)	(1,179)	-96.4%	(100)	-58.0%	(1,221)	(50)	2342.0%
Net Income	(29,359)	(55,924)	-47.5%	(180,004)	-83.7%	(85,284)	(229,401)	-62.8%

Consolidated Balance Sheet

	2Q18	1Q18	Q/Q(%)	2Q17	Y/Y(%)
Current Assets
Cash and Cash equivalents	14,161	23,654	-40.1%	37,979	-62.7%
Securities	198,736	181,284	9.6%	176,594	12.5%
Receivables from clients	562,072	508,421	10.6%	602,295	-6.7%
Properties for sale	777,405	849,737	-8.5%	996,928	-22.0%
Other accounts receivable	104,086	115,928	-10.2%	105,812	-1.6%
Prepaid expenses and other	4,125	5,136	-19.7%	5,903	-30.1%
Land for sale	34,212	65,798	-48.0%	3,270	946.2%
Subtotal	1,694,797	1,749,958	-3.2%	1,928,781	-12.1%

Long-term Assets
Receivables from clients	195,199	186,897	4.4%	208,230	-6.3%
Properties for sale	370,192	336,511	10.0%	582,445	-36.4%
Other	114,656	91,568	25.2%	194,880	-41.2%
Subtotal	680,047	614,976	10.6%	985,555	-31.0%
Intangible. Property and Equipment	41,011	41,005	0.0%	45,318	-9.5%
Investments	466,987	479,445	-2.6%	731,405	-36.2%

Total Assets	2,882,842	2,885,384	-0.1%	3,691,059	-21.9%

Current Liabilities
Loans and financing	255,144	324,376	-21.3%	654,200	-61.0%
Debentures	21,875	11,408	91.8%	174,242	-87.4%
Obligations for purchase of land advances from customers	148,536	142,766	4.0%	194,787	23.7%
Material and service suppliers	94,632	99,165	-4.6%	73,249	29.2%
Taxes and contributions	55,554	52,016	6.8%	46,343	19.9%
Other	298,213	325,760	-8.5%	337,235	-11.6%
Subtotal	873,954	955,491	-9.0%	1,480,056	-46.0%

Long-term liabilities
Loans and financings	485,963	491,051	-1.0%	391,069	24.3%
Debentures	201,788	156,633	28.8%	107,465	87.8%
Obligations for Purchase of Land and advances from customers	182,723	134,924	35.4%	71,149	156.8%
Deferred taxes	74,473	74,473	0.0%	100,405	-25.8%
Provision for Contingencies	90,516	78,293	15.6%	81,515	11.0%
Other	64,855	57,615	12.6%	80,976	-19.9%
Subtotal	1,100,318	992,989	10.8%	832,579	32.2%

Shareholders’ Equity
Shareholders’ Equity	905,948	934,236	-3.0%	1,374,347	-34.1%
Minority Shareholders	2,622	2,668	-1.7%	4,077	-35.7%
Subtotal	908,570	936,904	-3.0%	1,378,424	-34.1%
Total Liabilities and Shareholders’ Equity	2,882,842	2,885,384	-0.1%	3,691,059	-21.9%

Consolidated Cash Flow

	2Q18	2Q17	1H18	1H17
Net Income (Loss) before taxes	(27,970)	(277,330)	(84,841)	(325,331)
Expenses/revenues that do not impact working capital	9,829	205,663	17,897	185,362
Depreciation and amortization	5,140	8,875	9,125	17,583
Impairment	(16,061)	(4,097)	(25,237)	(11,141)
Expense with stock option plan	1,369	(425)	1,278	1,703
Unrealized interest and fees. Net	3,563	16,974	7,344	42,735
Equity Income	9,898	40,451	10,516	75,610
Provision for guarantee	(2,459)	(1,714)	(3,293)	(3,315)
Provision for contingencies	15,306	30,041	26,833	46,777
Profit Sharing provision	1,273	4,120	2,504	8,357
Provision (reversal) for doubtful accounts	(8,200)	3,558	(11,153)	7,699
Gain / Loss of financial instruments	-	160	(20)	(646)
Provision for impairment of discontinued operation	-	215,440	-	-
Stock sale update	-	(107,720)	-	-
Clients	(61,143)	82,890	(92,202)	158,442
Properties held for sale	86,298	82,512	167,766	147,467
Other accounts receivable	(7,118)	(5,985)	(11,626)	401
Prepaid expenses and differed sales expenses	1,011	936	1,410	(3,355)
Obligations on land purchase	53,569	(22,239)	22,425	(29,761)
Taxes and contributions	3,538	(789)	9,124	(5,499)
Suppliers	(3,450)	9,455	(3,340)	(419)
Payroll, charges and provision for bonuses	(129)	1,517	365	1,814
Other liabilities	(12,964)	(19,945)	(42,767)	(28,974)
Related party operations	(3,188)	(4,130)	(8,457)	(9,703)
Taxes paid	(1,432)	(949)	(1,664)	(2,295)
Cash provided by/used in operating activities /discontinued operation	-	18,504	-	51,959
Net cash from operating activities	36,851	70,110	(25,910)	140,108
Investment Activities	-	-	-	-
Purchase of fixed and intangible asset	(5,146)	(7,080)	(9,514)	(10,696)
Capital contribution in subsidiaries	(1,781)	518	(2,280)	441
Redemption of securities. collaterals and credits	196,157	471,458	666,060	687,475
Securities application and restricted lending	(213,609)	(434,932)	(745,861)	(640,423)
Cash provided by/used in investment activities / discontinued operation	-	99,707	-	48,663
Discontinued operation transaction costs	-	(9,545)	-	(9,545)
Receivable from exercise of preemptive rights Tenda	-	219,510	-	219,510
Net cash from investment activities	(24,379)	339,636	(91,595)	295,425
Funding Activities	-	-	-	-
Related party contributions	-	(1,999)	-	(1,237)
Addition of loans and financing	158,392	110,687	210,330	186,282
Amortization of loans and financing	(180,653)	(387,998)	(357,802)	(539,609)
Assignment of credit receivables. net	-	-	-	21,513
Related Parties Operations	296	1,933	(155)	6,268
Sale of treasury shares	-	7	-	317
Cash provided by/used in financing activities/ discontinued operation	-	(10,601)	-	24,089
Capital Increase	-	-	167	-
Subscription and integralization of ordinary shares	-	-	250,599	-
Net cash from financing activities	(21,965)	(287,971)	103,139	(302,377)
Net cash variation for sales operations	-	(107,610)	-	(124,711)
Increase (decrease) in cash and cash equivalents	(9,493)	14,165	(14,366)	8,445
Beginning of the period	23,654	23,814	28,527	29,534
End of the Period	14,161	37,979	14,161	37,979
Increase (decrease) in cash and cash equivalents	(9,493)	14,165	(14,366)	8,445

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago. the Company is dedicated to growth and innovation oriented to enhancing the well-being. comfort. and safety of an increasing number of households. More than 15 million square meters have been built. and approximately 1.100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders. Gafisa’s brand is also one of the most respected. signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand. the Company also participates through its 30% interest in Alphaville. a leading urban developer in the national development and sale of residential lots. Gafisa S.A. is a Corporation traded on the Novo Mercado of the B3 – Brasil. Bolsa. Balcão (B3:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III. which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects. estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and. as such. are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward- looking statements depend. substantially. on changes in market conditions. government regulations. competitive pressures. the performance of the Brazilian economy and the industry. among other factors; therefore. they are subject to change without prior notice.

IR Contacts
Carlos Calheiros
Danielle Hernandes
Telephone: +55 11 3025-9474
Email: ri@gafisa.com.br
IR Website: www.gafisa.com.br/ri

Media Relations
Máquina Cohn & Wolfe
Marilia Paiotti / Bruno Martins
Telephone: +55 11 3147-7463
Fax: +55 11 3147-7438
E-mail: gafisa@grupomaquina.com

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

1.    Operations

Gafisa S.A. ("Gafisa" or “the Company") is a publicly traded company with its registered office at Avenida das Nações Unidas, 8.501, 19th floor, in the city and state of São Paulo, Brazil, and commenced its operations in 1997 with the objectives of: (i) promoting and managing all forms of real estate ventures on its own behalf or for third parties (in the latter case, as a construction company or proxy); (ii) selling and purchasing real estate properties; (iii) providing civil construction and civil engineering services; (iv) developing and implementing marketing strategies related to its own and third party real estate ventures; and (v) investing in other companies with similar objectives.

The Company has stocks traded at B3 S.A. – Brasil, Bolsa, Balcão (former BM&FBovespa) and the New York Stock Exchange (NYSE), reporting its financial information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Company enters into real estate development projects with third parties through Special Purpose Partnerships (“Sociedades de Propósito Específico” or “SPEs”) or through the formation of consortia and condominiums. Such companies share management and operating structures, and corporate, management and operating costs with the Company. These SPEs, condominiums and consortia operate solely in the real estate industry and are linked to specific ventures.

On February 28, 2018, the Board of Directors partially ratified  the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, in view of  the subscription full payment of 16,717,752 new common shares, at a price per share of R$15.00, of which R$0.01 is allocated to capital, and R$14.99 is allocated to the capital reserve, totaling R$167 and R$250,599, respectively. This capital increase is part of the Company’s plans for reinforcing the availability of cash, and strengthening its capital structure in view of the current level of indebtedness, as well as making viable the Company’s strategic and operational positioning for a new cycle of the real estate market.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information

On August 9, 2018, the Company’s Board of Directors approved this individual and consolidated quarterly information of the Company and authorized their disclosure.

The Individual Quarterly Information (ITR) was prepared in accordance with Technical Pronouncement (CPC)  21 (R1) – “Interim Financial Reporting”, and the consolidated interim financial information was prepared in accordance with Technical Pronouncement (CPC) 21 (R1) – “Interim Financial Reporting” as well as with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”, considering  the guidance provided in Circular Letter/CVM/SNC/SEP 01/2018 related to the application of Technical Guidance - OCPC 04, issued by the CPC and approved by the Brazilian Securities and Exchange Commission (CVM) and the Federal Accounting Council (CFC), regarding the recognition of revenue over time, as well as being presented consistently with the rules issued by the CVM applicable to the preparation of ITR.

Except for the changes described in Note 3, the quarterly information was prepared using the same accounting practices, judgments, estimates and assumptions adopted for the presentation and preparation of the financial statements for the year ended December 31, 2017. Therefore, the corresponding quarterly information should be read together with the financial statements as at December 31, 2017.

The individual quarterly information of the Company is not considered to be in compliance with the International Financial Reporting Standards (IFRS), since it considers the capitalization of interest on qualifying assets of investees in the individual quarterly information of the Company.

The quarterly information was prepared on a going concern basis. Management periodically assesses the Company’s ability to continue as going concern when preparing the quarterly information.

All amounts reported in the accompanying quarterly information are in thousands of Brazilian Reais, except where otherwise stated.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 2.1 to the individual and consolidated financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

2.    Presentation of quarterly information and summary of significant accounting policies --Continued

2.1.    Basis of presentation and preparation of individual and consolidated quarterly information --Continued

2.1.1.    Consolidated quarterly information

The accounting practices were consistently adopted for all of the subsidiaries included in the consolidated quarterly information, and the fiscal year of these companies is the same as that of the Company. See further details in Note 9.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 2.1.1 to the individual and consolidated financial statements as at December 31, 2017.

2.1.2.    Statement of Cash Flow

In view of the disclosure of the discontinued operations related to Construtora Tenda S.A. in 2017, and in line with CPC 03 – Statement of Cash Flow and CPC 31 – “Non-current Assets Held for Sale and Discontinued Operations”, the information on operating, financing and investment activities related to discontinued operations are presented in separate lines in the Statement of Cash Flow of the Company for the periods ended  June 30, 2017. Accordingly, the line item "Foreign Exchange Gains and Losses on Cash and Cash Equivalents", shown in the Statement of Cash Flow for the period ended June 30, 2017, refers to the net increase (decrease) in cash and cash equivalents related to discontinued operations and is being presented in this line item as it is impossible to change the line item’s name in this Quarterly Information Form.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

3.    New standards, changes and interpretation of standards issued and not yet adopted

The following standards are in effect beginning on January 1, 2018:

(i)             IFRS 15 – “Revenue from Contracts with Customers” (CPC 47) introduces new requirements for measurement and timing of revenue recognition. For the specific case of the real estate development sector, maintaining the POC revenue recognition method or adopting the method of keys, for example, depends on the contractual analyses made by Management. In view of  Letter CVM/SNC/SEP/ 01/2018, issued by CVM’s technical area, which instructed entities to continue following the provisions of OCPC 04 – “Application of the Technical Interpretation 02 to the Brazilian Real Estate Development Entities”, currently in effect, the Company continued to recognize revenue using the PoC method for the period ended June 30, 2018.

(ii)            IFRS 9 – “Financial Instruments” (CPC 48) includes, among other matters, new models for the classification and measurement of financial instruments, and the measurement of prospective expected credit losses for financial and contractual assets.

Based on management’s evaluation, the Company concluded that the new classification requirements did not have a significant impact on the recognition of financial assets measured at fair value.

Additionally, according to CPC 48, expected losses are measured using one of the following bases: 12 month expected credit losses, and lifetime expected credit losses. Therefore, the Company measured the allowance of the expected credit losses on contracts sold, which is recorded together with the recognition of the respective revenue.

The impact of the first-time adoption on the opening statement of financial position as at January 1, 2018 is as follows:

	Company			Consolidated
	Originally reported balances	Impact of application of CPC 48 (Note 5)	Balances after application of CPC 48 as of 01/01/2018	Originally reported balances	Impact of application of CPC 48 (Note 5)	Balances after application of CPC 48 as of 01/01/2018
Statement of financial position
Assets
Trade accounts receivable of development and services	371,228	(16,869)	354,359	484,761	(16,869)	467,892
Other current assets	998,284	-	998,284	1,248,164	-	1,248,164
Total current assets	1,369,512	(16,869)	1,352,643	1,732,925	(16,869)	1,716,056
Total non-current assets	2,169,397	-	2,169,397	1,145,213	-	1,145,213
Total Assets	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

Liabilities
Total current liabilities	1,984,597	-	1,984,597	1,213,686	-	1,213,686
Total non-current liabilities	798,755	-	798,755	905,048	-	905,048
Total equity	755,557	(16,869)	738,688	759,404	(16,869)	742,535
Total liabilities and equity	3,538,909	(16,869)	3,522,040	2,878,138	(16,869)	2,861,269

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 3 to the individual and consolidated financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

4.    Cash and cash equivalents and short term investments

4.1.    Cash and cash equivalents

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Cash and banks	3,765	7,461	14,161	28,527
Total cash and cash equivalents (Note 20.i.d, 20.ii.a and 20.iii)	3,765	7,461	14,161	28,527

4.2.    Short term investments

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Fixed-income funds	158,977	62,676	159,219	66,885
Government bonds (LFT) (a)	-	1,164	-	1,207
Securities purchased under resale agreements (a)	2,493	2,913	2,493	3,019
Bank certificates of deposit (b)	26,786	36,847	26,839	37,025
Restricted cash in guarantee for loans	351	366	351	366
Restricted credits	8,592	6,979	9,834	10,433

Total short term investments (Note 20.i.d, 20.ii.a and 20.iii)	197,199	110,945	198,736	118,935

(a)   On January 12, 2018 the Company discontinued Fundo Square, settling the LFT transactions and the securities linked to Fundo Like. As at June 30, 2018, the IOF-exempt securities purchased under resale agreement include earned interests ranging from 50% to 73% of Interbank Deposit Certificates (CDI).

(b)   As at June 30, 2018, Bank Certificates of Deposit (CDBs) include interest earned through the statement of financial position’s reporting date, ranging from 90% to 101.2% (from 90% to 100.8% as at December 31, 2017) of Interbank Deposit Certificates (CDI) rate.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 4.2 to the financial statements as at December 31, 2017.

5.    Trade accounts receivable of development and services

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Real estate development and sales	673,141	563,070	773,792	717,006
( - ) Allowance for doubtful accounts	(38,675)	(32,959)	(38,675)	(32,959)
( - ) Present value adjustments	(18,819)	(12,448)	(20,782)	(14,887)
Services, construction and other receivables	14,278	14,167	42,936	14,918

Total trade accounts receivable of development and services (Note 20.i.d and 20.ii.a)	629,925	531,830	757,271	684,078

Current	458,056	371,228	562,072	484,761
Non-current	171,869	160,602	195,199	199,317

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

5.    Trade accounts receivable of development and services --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Past due:
Up to 90 days	41,463	33,935	55,829	70,403
From 91 to 180 days	8,398	9,338	9,796	17,861
Over 180 days	76,150	80,708	97,340	100,581
	126,011	123,981	162,965	188,845

Falling due:
2018	207,263	280,801	239,197	329,821
2019	214,065	90,498	254,886	114,718
2020	87,461	74,821	98,447	89,099
2021	47,652	3,527	55,561	4,414
2022 onwards	4,967	3,609	5,672	5,027
	561,408	453,256	653,763	543,079

( - ) Present value adjustment	(18,819)	(12,448)	(20,782)	(14,887)
( - ) Allowance for doubtful accounts	(38,675)	(32,959)	(38,675)	(32,959)

	629,925	531,830	757,271	684,078

The change in the allowance for doubtful accounts for the period ended June 30, 2018 is as follows:

Company and Consolidated

Balance as at December 31, 2017	(32,959)
CPC 48 first-time adoption at 01/01/2018 (Note 3)	(16,869)
Additions (Note 22)	(362)
Write-offs / Reversals (Note 22)	11,515
Balance as at June 30, 2018	(38,675)

The other explanations related to this note were not subject to material changes in relative to the disclosures in Note 5 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

6.    Properties for sale

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Land	466,969	493,422	525,548	544,057
( - ) Provision for loss on realization of land	(94,998)	(98,752)	(94,998)	(98,752)
( - ) Present value adjustments	(17,584)	(9,689)	(17,684)	(9,829)
Property under construction (Note 29)	374,643	410,797	481,605	507,619
Completed units	266,449	327,842	320,424	359,601
( - ) Provision for loss on realization of properties under construction and completed units	(67,298)	(80,710)	(67,298)	(80,710)

Total properties for sale	928,181	1,042,910	1,147,597	1,221,986

Current portion	616,566	753,748	777,405	882,189
Non-current portion	311,615	289,162	370,192	339,797

In the period ended June 30, 2018, the change in the provision for loss on realization is summarized as follows:

Company and Consolidated
Balance as at December 31, 2017	(179,462)
Reclassification of land available for sale (Note 8.1)	(3,497)
Write-offs (a)	20,663
Balance as at June 30, 2018	(162,296)

(a)    The value of write-offs refers to the respective units sold over the period.

The amount of properties for sale offered as guarantee for financial liabilities is described in Note 12.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 6 to the financial statements as at December 31, 2017.

7.    Other assets

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Advances to suppliers	5,235	2,081	6,435	5,358
Recoverable taxes (IRRF, PIS, COFINS, among others)	23,924	26,808	30,761	33,623
Judicial deposits (Note 16)	92,566	80,903	95,357	83,523
Total other assets	121,725	109,792	132,553	122,504

Current portion	33,389	47,640	42,026	58,332
Non-current portion	88,336	62,152	90,527	64,172

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

8.    Non-current assets held for sale

8.1 Land available for sale

       The changes in land available for sale are summarized as follow:

	Company			Consolidated
	Cost	Provision for impairment	Net balance	Cost	Provision for impairment	Net balance

Balance as at December 31, 2017	113,824	(68,827)	44,997	233,522	(131,170)	102,352
Reclassification to Properties for Sale (Note 6)	(40,262)	3,497	(36,765)	(40,262)	3,497	(36,765)
Additions (Note 23)	237	-	237	274	-	274
Reversals/ Write-offs (a)	(11,481)	33,924	22,443	(127,916)	96,267	(31,649)
Balance as at June 30, 2018	62,318	(31,406)	30,912	65,618	(31,406)	34,212

(a)     The amount of write-offs over the period mainly refers to the sale of land in June 2018, located in the city of Salvador, Bahia, through the SPEs Manhattan Residencial 02 and Manhattan Comercial 02, for the amount of R$28,500, of which R$12,060 was receivable in 24 months, and the remaining balance of R$16,440 was to be settled within up to 45 days.

8.2 Non-current assets held for sale and profit or loss of discontinued operations

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Reversal of impairment loss (i)	-	215,440	-	215,440
Portion related to payable for sale of shares (iii)	-	(107,720)	-	(107,720)
Transaction costs	-	(9,545)	-	(9,545)
Impairment loss on Tenda’s profit or loss	-	(22,780)	-	(22,780)
Tenda’s profit or loss for the period ended June 30, 2017 (ii)	-	22,780	-	22,780
Profit or loss of discontinued operations	-	98,175	-	98,175

(i) The measurement of non-current assets held for sale at the lower of the carrying value and the fair value less cost to sell. For the period ended May 4, 2017, the fair value of discontinued operations was adjusted, considering the weighted average price per share for the exercise of preemptive rights at R$12.12.

(ii) Amount of profit or loss from discontinued operations, net of the eliminations related to intercompany transactions.

(iii) Amount of R$107,720 related to the obligation to sell 50% of Construtora Tenda S.A.’s shares for the price of R$8.13 per share, settled on May 4, 2017, reflected in the profit or loss of discontinued operations, in order to reflect the difference between the fair value of the group of assets held for sale and the effective selling price.

For the period ended May 4, 2017, the Company carried out the remeasurement of the fair value of the disposal group held for sale, related to Construtora Tenda S.A., considering the weighted average value per share for exercising preemptive rights traded over the period between March 17 and 31, 2017, as measurement basis, leading to the price of R$12.12 per share, and, accordingly, valuing Construtora Tenda S.A. at R$754,460.

The main line items of the statements of profit or loss and cash flow of the subsidiary Tenda are as follow:

Statement of profit or loss	Period ended 05/04/2017	Cash flow	Period ended 05/04/2017

Net operating revenue	404,737	Operating activities	51,959
Operating costs	(269,144)	Investing activities	48,663
Operating expenses, net	(104,310)	Financing activities	24,089
Depreciation and amortization	(5,723)
Income from equity method investments	269
Financial income (expenses)	101
Income tax and social contribution	(4,519)
	21,411
Non-controlling interests	(1,369)
Net income for the year	22,780

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees

(i)      Information on subsidiaries, jointly-controlled investees and associates

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Subsidiaries:		06/30/2018	12/31/2017	06/30/2018	06/30/2018	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017

Gafisa SPE- 130 Emp. Imob. Ltda.	-	100%	100%	79,257	11,556	67,701	69,956	(2,255)	(8,463)	67,701	69,956	(2,255)	(8,463)	-	-	-	-
Gafisa SPE-111 Emp. Imob. Ltda.	-	100%	100%	66,187	3,925	62,262	62,073	188	(66)	62,262	62,073	188	(66)	-	-	-	-
Maraville Gafsa SPE Emp. Imob. Ltda.	-	100%	100%	67,105	11,009	56,096	56,743	(648)	3,037	56,096	56,743	(648)	3,037	-	-	-	-
Gafisa SPE-89 Emp. Imob. Ltda.	-	100%	100%	57,850	6,820	51,030	51,214	(183)	21	51,030	51,214	(183)	21	-	-	-	-
Gafisa SPE - 51 Emp. Imob. Ltda.	-	100%	100%	48,449	2,503	45,946	45,968	(22)	208	45,946	45,968	(22)	208	-	-	-	-
Gafisa SPE-127 Emp. Imob. Ltda.	-	100%	100%	46,534	597	45,937	46,135	(197)	(234)	45,937	46,135	(197)	(234)	-	-	-	-
Gafisa SPE - 72 Emp. Imob. Ltda.	-	100%	100%	44,193	488	43,705	43,809	(104)	76	43,705	43,809	(104)	76	-	-	-	-
Gafisa SPE 121 Emp. Imob. Ltda.	-	100%	100%	45,640	1,952	43,688	44,372	(684)	(552)	43,688	44,372	(684)	(552)	-	-	-	-
Gafisa SPE - 104 Emp. Imob. Ltda.	-	100%	100%	123,939	80,726	43,213	40,744	2,469	1,039	43,213	40,744	2,469	1,039	-	-	-	-
Gafisa SPE-122 Emp. Imob. Ltda.	-	100%	100%	47,201	4,754	42,447	49,255	(6,808)	675	42,447	49,255	(6,808)	675	-	-	-	-
Gafisa SPE-110 Emp. Imob. Ltda.	-	100%	100%	40,692	818	39,874	40,084	(210)	54	39,874	40,084	(210)	54	-	-	-	-
Gafisa SPE - 120 Emp. Imob. Ltda.	-	100%	100%	37,976	534	37,442	37,469	(27)	(35)	37,442	37,469	(27)	(35)	-	-	-	-
SPE Parque Ecoville Emp. Imob. Ltda.	-	100%	100%	39,447	9,450	29,997	30,909	(912)	(777)	29,997	30,909	(912)	(777)	-	-	-	-
Gafisa SPE-107 Emp. Imob. Ltda.	-	100%	100%	29,526	5	29,521	29,522	(2)	(5)	29,521	29,522	(2)	(5)	-	-	-	-
Gafisa SPE-134 Emp. Imob. Ltda.	-	100%	100%	32,278	3,025	29,253	29,635	(382)	1,168	29,253	29,635	(382)	1,168	-	-	-	-
Gafisa SPE- 129 Emp. Imob. Ltda.	-	100%	100%	27,775	1,018	26,757	26,913	(156)	(2,548)	26,757	26,913	(156)	(2,548)	-	-	-	-
Gafisa SPE-41 Emp. Imob. Ltda.	-	100%	100%	26,604	10	26,594	26,581	13	(4)	26,594	26,581	13	(4)	-	-	-	-
Gafisa SPE- 132 Emp. Imob. Ltda.	-	100%	100%	38,693	14,593	24,100	24,142	(43)	(1,325)	24,100	24,142	(43)	(1,325)	-	-	-	-
Verdes Pracas Incorp. Imobi. SPE Ltda.	-	100%	100%	25,952	3,104	22,848	22,565	283	301	22,848	22,565	283	301	-	-	-	-
Gafisa SPE-112 Emp. Imob. Ltda.	-	100%	100%	21,925	95	21,830	21,831	(1)	(3)	21,830	21,831	(1)	(3)	-	-	-	-
Gafisa SPE - 126 Emp. Imob. Ltda.	-	100%	100%	19,538	13	19,525	19,548	(23)	(737)	19,525	19,548	(23)	(737)	-	-	-	-
Gafisa SPE 46 Emp. Imob. Ltda.	-	100%	100%	17,763	172	17,591	17,557	34	(337)	17,591	17,557	34	(337)	-	-	-	-
Edsp 88 Participações S.A.	-	100%	100%	29,216	12,667	16,549	16,466	83	132	16,549	16,466	83	132	-	-	-	-
Manhattan Square Em. Im. Res. 02 Ltda	-	100%	100%	18,858	2,486	16,372	36,026	(38)	-	16,372	36,026	(38)	-	-	-	-	-
Gafisa SPE 30 Emp. Imob. Ltda.	-	100%	100%	16,487	204	16,283	16,276	6	(75)	16,283	16,276	6	(75)	-	-	-	-
Gafisa SPE-92 Emp. Imob. Ltda.	-	100%	100%	15,768	120	15,648	15,663	(15)	21	15,648	15,663	(15)	21	-	-	-	-
Gafisa SPE-106 Emp. Imob. Ltda.	-	100%	100%	15,596	5	15,591	15,596	(5)	(1)	15,591	15,596	(5)	(1)	-	-	-	-
Gafisa Vendas Interm. Imobiliaria Ltda	-	100%	100%	20,545	5,562	14,983	17,727	(2,745)	(6,238)	14,983	17,727	(2,745)	(6,238)	-	-	-	-
Gafisa SPE 33 Emp. Imob. Ltda.	-	100%	100%	196,324	182,539	13,785	13,480	305	-	13,785	13,480	305	-	-	-	-	-
Gafisa SPE 71 Emp. Imob. Ltda.	-	100%	100%	12,655	178	12,477	12,505	(28)	(1,170)	12,477	12,505	(28)	(1,170)	-	-	-	-
Gafisa SPE 65 Emp. Imob. Ltda.	-	100%	100%	11,320	284	11,036	11,014	22	(651)	11,036	11,014	22	(651)	-	-	-	-
Gafisa SPE 36 Emp. Imob. Ltda.	-	100%	100%	9,193	349	8,844	8,872	(27)	(54)	8,844	8,872	(27)	(54)	-	-	-	-
Gafisa SPE-81 Emp. Imob. Ltda.	-	100%	100%	9,288	872	8,416	8,440	(24)	(161)	8,416	8,440	(24)	(161)	-	-	-	-
Manhattan Square Em. Im. Com. 02 Ltda	-	100%	100%	9,487	1,233	8,254	17,958	30	-	8,254	17,958	30	-	-	-	-	-
Gafisa SPE-38 Emp. Imob. Ltda.	-	100%	100%	7,947	1	7,946	7,948	(2)	2	7,946	7,948	(2)	2	-	-	-	-
Gafisa SPE-109 Emp. Imob. Ltda.	-	65%	65%	7,233	57	7,176	7,181	(5)	(34)	7,176	7,181	(5)	(34)	-	-	-	-
Gafisa SPE-37 Emp. Imob. Ltda.	-	100%	100%	7,118	483	6,635	6,663	(28)	(83)	6,635	6,663	(28)	(83)	-	-	-	-
Gafisa SPE-90 Emp. Imob. Ltda.	-	100%	100%	8,501	2,075	6,426	6,470	(44)	(1)	6,426	6,470	(44)	(1)	-	-	-	-
Gafisa SPE - 123 Emp. Imob. Ltda.	-	100%	100%	15,595	10,009	5,586	6,101	(515)	(4,944)	5,586	6,101	(515)	(4,944)	-	-	-	-
Gafisa SPE-87 Emp. Imob. Ltda.	-	100%	100%	5,392	384	5,008	5,069	(61)	(144)	5,008	5,069	(61)	(144)	-	-	-	-
OCPC01 Adjustment – capitalized	(a)			-	-	-	-	-	-	22,183	22,805	(623)	(3,757)	-	-	-	-
Other (*)				52,531	9,452	43,079	48,004	(8,092)	5,756	40,455	44,158	(6,861)	5,222	-	-	-	-
Subtotal Subsidiaries				1,453,578	386,127	1,067,451	1,114,484	(20,853)	(16,152)	1,087,010	1,133,443	(20,245)	(20,443)	-	-	-	-

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(i)      Information on subsidiaries, jointly-controlled investees and associates --Continued

										Company				Consolidated
		Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Jointly-controlled investees:		06/30/2018	12/31/2017	06/30/2018	06/30/2018	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017

Gafisa SPE-116 Emp. Imob. Ltda.	-	50%	50%	95,408	10,176	85,232	116,085	(20,852)	(3,559)	42,616	58,043	(10,426)	(1,780)	42,616	58,043	(10,426)	(1,780)
Gafisa E Ivo Rizzo SPE-47 Emp. Imob. Ltda.	-	80%	80%	33,195	795	32,400	32,393	6	5	25,920	25,914	5	4	25,920	25,914	5	4
Parque Arvores Empr. Imob. Ltda.	(b)	50%	50%	34,721	2,851	31,870	30,616	1,472	2,943	15,935	15,308	627	1,472	15,935	15,308	627	1,472
Sitio Jatiuca Emp. Imob. SPE Ltda	-	50%	50%	31,868	3,022	28,846	28,143	702	(9,805)	14,423	14,072	351	(4,903)	14,423	14,072	351	(4,903)
Varandas Grand Park Emp. Im. Spe Ltda	(b)	50%	50%	61,957	38,855	23,102	19,858	798	(2,478)	11,551	9,930	506	(1,239)	11,551	9,930	506	(1,239)
FIT 13 SPE Emp. Imobiliários Ltda.	-	50%	50%	23,158	2,174	20,984	20,885	98	(74)	10,492	10,442	49	(37)	10,492	10,442	49	(37)
Atins Emp. Imob.s Ltda.	-	50%	50%	27,685	7,689	19,996	18,998	998	(23)	9,998	9,499	499	(12)	9,998	9,499	499	(12)
Performance Gafisa General Severiano Ltda	-	50%	50%	11,686	200	11,486	11,371	114	20	5,743	5,686	57	10	5,743	5,686	57	10
Other (*)	(b)	50%	50%	135,409	71,547	63,862	84,740	(1,890)	(879)	34,541	34,673	(1,661)	-	44,862	44,964	(1,574)	(940)
Subtotal Jointly-controlled investees				455,087	137,309	317,778	363,089	(18,554)	(13,850)	171,219	183,567	(9,993)	(6,485)	181,540	193,858	(9,906)	(7,425)

Associates:
Alphaville Urbanismo S.A.	(e)	30%	30%	2,098,027	2,529,361	(431,335)	(141,290)	(290,045)	(223,050)	-	-	-	(66,915)	-	-	-	(66,915)
Citta Ville SPE Emp. Imob. Ltda.	-	50%	50%	17,578	4,672	12,906	12,555	368	(1,982)	6,453	6,277	184	(991)	6,453	6,277	184	(991)
Other (*)				1,144	21	1,123	1,119	6	14	506	504	3	6	5,094	5,091	3	(11)
Subtotal Associates				2,116,749	2,534,054	(417,306)	(127,616)	(289,671)	(225,018)	6,959	6,781	187	(67,900)	11,547	11,368	187	(67,917)

Subtotal subsidiaries, jointly-controlled investees and associates				4.025.414	3.057.490	967.923	1,349,957	(329,078)	(255,020)	1,265,188	1,323,791	(30,051)	(94,828)	193,087	205,226	(9,719)	(75,342)

Goodwill based on inventory surplus (Note 9.iii)	-									-	462			-	-
Goodwill from remeasurement of investment in associate	(c)									273,900	273,900			273,900	273,900

Total investments										1,539,088	1,598,153	(30,051)	(94,828)	466,987	479,126	(9,719)	(75,342)
(*)Includes companies with investment balances below R$ 5,000.

									Company				Consolidated
	Interest in capital - %		Total assets	Total liabilities	Equity and advance for future capital increase		Profit (loss) for the year		Investments		Income from equity method investments		Investments		Income from equity method investments
Provision for net capital deficiency (d):	06/30/2018	12/31/2017	06/30/2018	06/30/2018	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017	06/30/2018	12/31/2017	06/30/2018	06/30/2017

Reserva das Palmeiras Incorp. SPE Ltda.	100%	100%	880	4,034	(3,154)	1,597	(4,751)	(187)	(3,154)	1,597	(4,751)	-	-	-	-	-
Manhattan Square Em. Im. Res. 01 Ltda	50%	50%	3,589	7,141	(3,552)	(2,481)	(723)	-	(1,776)	(1,240)	(536)	-	(1,776)	(1,240)	(536)	-
Gafisa SPE 128 Emp. Imob. Ltda.	100%	100%	49,138	50,645	(1,507)	(1)	(1,506)	(1)	(1,507)	(1)	(1,506)	(1)	-	-	-	-
Manhattan Square Em. Im. Com. 01 Ltda	50%	50%	4,298	6,414	(2,116)	(1,573)	(100)	(743)	(1,058)	(787)	(271)	(369)	(1,058)	(787)	(271)	(369)
Other (*)			149	1,045	(896)	(2,252)	4,425	(6,352)	(895)	(2,199)	4,429	(6,197)	(1)	(36)	10	101
Total provision for net capital deficiency			58,054	69,279	(11,225)	(4,710)	(2,655)	(7,283)	(8,390)	(2,630)	(2,635)	(6,567)	(2,835)	(2,063)	(797)	(268)

Total Income from equity method investments											(32,686)	(101,395)			(10,516)	(75,610)

(*)Includes companies with investment balances below (R$ 5,000).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

9.    Investments in subsidiaries and jointly controlled investees --Continued

(a)    Financial charges of the Company not appropriated to the profit or loss of subsidiaries, as required by paragraph 6 of OCPC01.

(b)    The Company recorded an expense of R$791 in Income arising from equity method investments for the period ended June 30, 2018 related to the recognition, by jointly-controlled entities, of prior year adjustments, in accordance with the ICPC09 (R2) – Individual, Separate and Consolidated Financial Statements and the Equity Method of Accounting.

(c)    Amount related to the goodwill arising from the remeasurement of the portion of the remaining investment of 30% in the associate AUSA, in the amount of R$273,900.

(d)    The provision for net capital deficiency is recorded under the heading “Other payables” (Note 15).

(e)    In view of the net capital deficiency of AUSA, and in line with CPC 18 (R2) – Investments in Associates, Subsidiaries and Joint Ventures, the Company discontinued the recognition of its interest in future losses after reducing to zero the carrying amount of the 30% interest.

(ii)    Information on significant investees

	Significant investee:		Other investees:
	Alphaville Urbanismo S.A.		Subsidiaries		Jointly-controlled investees		Associates
	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Cash and cash equivalents	Not available	43,478	1,418	10,645	34,156	49,912	890	773
Current assets	Not available	1,049,221	1,174,291	1,499,490	410,086	499,438	18,719	18,826
Non-current assets	Not available	1,195,723	279,287	294,787	45,001	47,030	3	4
Current liabilities	Not available	413,469	313,963	590,836	116,272	149,100	2,730	2,923
Non-current liabilities	Not available	1,947,452	72,164	88,956	21,037	34,280	1,963	2,233

	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Net revenue	106,139	111,603	73,693	74,754	31,996	22,806	360	(2,844)
Operating costs	Not available	n/a	(88,825)	(68,590)	(42,366)	(25,760)	(353)	1,417
Depreciation and Amortization	Not available	n/a	(694)	(259)	(3)	(391)	-	-
Financial income (expenses)	Not available	n/a	(3,425)	(1,959)	(2,816)	(4,798)	1	6
Income tax and social contribution	Not available	n/a	(1,666)	(2,280)	(932)	(395)	(20)	(17)
Profit (loss) from Continuing Operations	(290,045)	(223,050)	(20,853)	(16,152)	(18,554)	(13,8500	374	(1,968)

(iii)   Changes in investments

	Company	Consolidated

Balance as at December 31, 2017	1,598,153	479,126
Income from equity method investments	(30,051)	(9,719)
Capital contribution (decrease)	2,670	2,670
Transfer of investments with net capital deficiencies	3,154	-
Dividends receivable	(5,000)	(5,023)
Write-off of goodwill based on inventory surplus (Note 9.i)	(462)	-
Reversal of impairment of property of subsidiary	(29,350)	-
Other investments	(26)	(67)
Balance as at June 30, 2018	1,539,088	466,987

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 9 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

10.  Property and equipment

During the period ended June 30, 2018, the changes in property and equipment items are summarized below.

		Company				Consolidated
Type	12/31/2017	Addition	Write-off	100% depreciated items	06/30/2018	12/31/2017	Addition	Write-off	100% depreciated items	06/30/2018
Cost
Hardware	9,567	1,305	(117)	(2,486)	8,269	9,729	1,349	(109)	(2,512)	8,457
Leasehold improvements and installations	5,166	29	(60)	-	5,135	5,272	28	(60)	-	5,240
Furniture and fixtures	675	-	-	(20)	655	907	-	-	(104)	803
Machinery and equipment	2,640	-	-	-	2,640	2,640	-	-	-	2,640
Sales stands	9,547	3,860	(1,080)	(172)	12,155	13,881	5,241	(1,080)	(1,579)	16,463
	27,595	5,194	(1,257)	(2,678)	28,854	32,429	6,618	(1,249)	(4,195)	33,603

Accumulated depreciation
Hardware	(1,283)	(1,594)	101	2,486	(290)	(1,291)	(1,615)	101	2,512	(293)
Leasehold improvements and installations	(1,631)	(259)	60	-	(1,830)	(1,677)	(269)	60	-	(1,886)
Furniture and fixtures	(419)	(34)	-	20	(433)	(632)	(39)	-	104	(567)
Machinery and equipment	(1,872)	(132)	-	-	(2,004)	(1,872)	(132)	-	-	(2,004)
Sales stands	(2,671)	(2,139)	1,080	172	(3,558)	(4,615)	(2,688)	1,080	1,579	(4,644)
	(7,876)	(4,158)	1,241	2,678	(8,115)	(10,087)	(4,743)	1,241	4,195	(9,394)

Total property and equipment	19,719	1,036	(16)	-	20,739	22,342	1,875	(8)	-	24,209

The other explanations related to this note were not subject to material changes in relative to the disclosures in Note 10 to the financial statements as at December 31, 2017.

11.  Intangible assets

During the period ended June 30, 2018, the changes in intangible asset items were as summarized below.

	Company
	12/31/2017					06/30/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	31,931	1,424	-	-	(24)	33,331
Software – Amortization	(14,501)	-	-	(3,523)	24	(18,000)
Other	-	1,018	-	(286)	-	732
Total intangible assets	17,430	2,442	-	(3,809)	-	16,063

	Consolidated
	12/31/2017					06/30/2018
	Balance	Addition	Write-down	Amortization	100% amortized items	Balance

Software – Cost	32,658	1,424	-	-	(24)	34,058
Software – Amortization	(14,965)	-	-	(3,634)	24	(18,575)
Other	587	1,018	-	(286)	-	1,319
Total intangible assets	18,280	2,442	-	(3,920)	-	16,802

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 11 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing

			Company		Consolidated
Type	Maturity	Annual interest rate	06/30/2018	12/31/2017	06/30/2018	12/31/2017

National Housing System - SFH /SFI	August 2018 to July 2021	8.30% to 14.19% + TR 12.87% and 143% of CDI	515,860	598,047	594,917	733,103
Certificate of Bank Credit - CCB (i)	June 2019 to June 2021	135% of CDI 2.5%/ 3%/ 4.25%/ 5%+CDI	146,190	164,083	146,190	164,082
Total loans and financing (Note 20.i.d, 20.ii.a, 20.iii and 30.ii)			662.050	762.130	741,107	897,185

Current portion			188,342	386,605	203,206	442,073
Current portion – reclassification for non-fulfillment of covenant			51.938	39,000	51,938	39,000
Current portion			240,280	425,605	255,144	481,073
Non-current portion			421,770	336,525	485,963	416,112

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2018	12/31/2017	06/30/2018	12/31/2017

2018	135,055	425,605	147,148	481,073
2019	162,320	235,076	205,049	287,227
2020	247,193	92,118	271,353	116,799
2021	117,482	9,331	117,557	12,086
	662,050	762,130	741,107	897,185

In line with the conditions of the investor’s subscription commitment, the Company renegotiated with the creditors the postponement of maturing debt in the amount of R$456,316 from 2018 and 2019 to 2020 and 2021, which was ratified through the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

The Company and its subsidiaries have restrictive covenants applicable to certain loans and financing that limit their ability to perform certain actions, such as issuing debt, and may require the acceleration or refinancing of loans if the Company does not fulfill such covenants. In view of the breach of the covenants of a CCB transaction, in relation to which the Company negotiated a waiver with the creditor, who agreed to the breach of net indebtedness (Note 31 (ii)), the non-current portions of this transaction were reclassified to the short term in the amount of R$51,938. The Company analyzed the other debt agreements and did not identify any impact on cross-covenants in relation to such breach.

The ratios and minimum and maximum amounts required under restrictive covenants for loan and financing transactions are as follow:

	06/30/2018	12/31/2017

Loans and financing
Net debt cannot exceed 70% of equity plus noncontrolling interests (a)	82.75%	126.08%
Total accounts receivable(1) plus inventory required to be below zero or 2.0 times over venture debt (2)	4.48 times	3.62 times
Total accounts receivable(1) plus inventory of completed units required to be below zero or 2.0 times over net debt less venture debt (2)	11.49 times	7.51 times
Total debt, less venture debt, less cash and cash equivalents and short term investments(3), cannot exceed 75% of equity plus non-controlling interests	17.27%	29.54%
Total receivables(1) plus unappropriated income plus total inventory of completed units required to be 1.5 time over the net debt plus payable for purchase of properties plus unappropriated cost	2.07 times	1.93 time
Total accounts receivable(1) plus total inventory required to be below zero or 2.0 times over net debt	3.55 times	2.77 times

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not yet recognized according to PoC.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts for which funds were provided by the SFH.

(3)   Cash and cash equivalents and short term investments refer to cash and cash equivalents and marketable securities.

(a)  For the year ended December 31, 2017, the covenant limit is 100%, according to the waiver obtained from the creditor.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

12.  Loans and financing --Continued

The following table shows the summary of financial expenses and charges and the capitalized portion within the line item “Properties for sale”.

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Total financial charges for the year	42,587	85,709	52,172	98,763
Capitalized financial charges (Note 30.i)	(4,618)	(23,616)	(16,643)	(44,104)
Subtotal (Note 24)	37,969	62,093	35,529	54,659

Financial charges included in “Properties for sale”:

Opening balance	290,631	329,651	301,025	343,231
Capitalized financial charges	4,618	23,616	16,643	44,104
Charges recognized in profit or loss (Note 23)	(59,584)	(43,680)	(67,814)	(64,800)
Closing balance (Note 6)	235,665	309,587	249,854	322,535

The recorded amount of properties for sale offered as guarantees for loans, financing and debentures is R$662,297 (R$796,800 as at December 31, 2017).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 12 to the financial statements as at December 31, 2017.

13.  Debentures

				Company and Consolidated
Program/placement	Principal - R$	Annual interest	Final maturity	06/30/2018	12/31/2017

Ninth placement (i)	23,853	CDI + 3.00%	January 2021	23,138	49,877
Tenth placement (ii)	36,667	IPCA + 8.37%	January 2021	46,570	71,011
Eleventh placement – 1st series A (iii)	80,502	CDI + 5.25%	February 2020	79,809	86,825
Twelfth placement (iv) (a)	75,402	CDI + 3.75%	July 2020	74,146	-
Total debentures (Nota 20.i.d, 20.ii.a, 20.iii and 30.ii)				223.663	207.713

Current portion				21,875	88,177
Non-current portion				201,788	119,536

(a)    On May 21, 2018, the Company approved the Twelfth Private Placement of Non-convertible Debentures, with general guarantee, in a sole series in the total amount of R$76,000, with final maturity in July 2020. The proceeds from the placement will be used for the development of select real estate ventures, and arer guaranteed by the conditional sale of real estate receivables and the purchase of completion bonds related to a specific venture. The face value of the Placement will accrue interest at the cumulative variations of the Interbank Deposit (DI) rate plus a surcharge equivalent to 3.75% p.a..

In the period ended June 30, 2018, the Company made the following payments:

	Face Value placement	Interest payable	Total amortization
(i)	26,342	1,848	28,190
(ii)	18,333	9,129	27,462
(iii)	7,307	4,801	12,108
(iv)	598	183	781
	52,580	15,961	68,541

The maturities of current and non-current installments are as follows:

	Company and Consolidated
Maturity	06/30/2018	12/31/2017

2018	12,088	88,177
2019	38,930	51,530
2020	138,266	68,006
2021	34,379	-
	223,663	207,713

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

13.  Debentures--Continued

In line with the conditions applicable to the investor’s subscription commitment, the Company renegotiated with the creditors the postponement of debt maturities from 2018 and 2019 to 2020 and 2021, which was ratified through the Board of Directors’ approval of the capital increase on February 28, 2018 (Note 18.1).

The Company has complied with the restrictive covenants of debentures up to the reporting date of this quarterly information. The ratios and the minimum and maximum amounts required under such restrictive covenant are as follows:

	06/30/2018	12/31/2017

Ninth placement
Total account receivable (1) plus inventory required to be below zero or 2.0 times over net debt	3.55 times	2.77 times
Net debt cannot exceed 100% of equity plus noncontrolling interests	82.75%	126.08%

Tenth placement
Total account receivable (1) plus inventory required to be below zero or 2.0 times over net debt less venture debt (2)	16.99 times	11.83 times
Total debt less venture debt (2), less cash and cash equivalents and short term investments ( (3), cannot exceed 75% of equity plus noncontrolling interests	17.27%	29.54%

(1)   Total receivables, whenever mentioned, refers to the amount reflected in the Statement of Financial Position plus the amount not yet recognized according to the PoC.

(2)   Venture debt and secured guarantee debt refer to SFH debts, defined as the sum of all disbursed borrowing contracts for which funds were provided by SFH.

(3)   Cash and cash equivalents and short term investments refer to cash and cash equivalents and marketable securities.

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 13 to the financial statements as at December 31, 2017.

14.  Obligations assumed on assignment of receivables

The transactions related to the assignment of the receivable portfolio are as follow:

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Obligation CCI June/2011	453	769	1,013	1,502
Obligation CCI December/2011	422	1,729	422	1,827
Obligation CCI July/2012	15	29	15	29
Obligation CCI November/2012	-	-	2,409	2,491
Obligation CCI December/2012	3,207	3,796	3,207	3,796
Obligation CCI November/2013	734	876	2,499	2,850
Obligation CCI November/2014	1,438	1,772	2,123	3,191
Obligation CCI December/2015	4,263	5,126	9,041	10,523
Obligation CCI March/2016	9,161	10,463	9,876	11,287
Obligation CCI May/2016	6,162	7,623	7,977	9,548
Obligation CCI August/2016	7,702	7,525	7,821	7,574
Obligation CCI December/2016	10,319	13,710	10,600	14,158
Obligation CCI March/2017	13,838	15,357	14,057	15,487
Obligation FIDC	-	37	39	130
Total obligations assumed on assignment of receivables (Note 20.i.d and 20.ii.a)	57,714	68,812	71,099	84,393

Current portion	21,468	23,953	27,720	31,001
Non-current potion	36,246	44,859	43,379	53,392

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

14.  Obligations assumed on assignment of receivables --Continued

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2018	12/31/2017	06/30/2018	12/31/2017

2018	10,640	23,953	14,936	31,001
2019	17,064	16,588	20,493	20,042
2020	12,163	11,645	14,812	14,068
2021	7,425	7,299	9,279	8,967
2022 onwards	10,422	9,327	11,579	10,315
	57,714	68,812	71,099	84,393

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 14 to the financial statements as at December 31, 2017.

15.  Other payables

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Cancelled contract payables	42,116	42,976	63,309	61,367
Warranty provision	22,777	26,070	22,777	26,070
Long term PIS and COFINS (deferred and payable)	7,397	3,627	8,979	5,446
Provision for net capital deficiency (Note 9.i.d)	8,390	2,630	2,835	2,063
Long term suppliers (Note 20.i.d)	3,131	2,324	3,878	3,187
Share-based payment - Phantom Shares (Note 18.3)	3,561	4,060	3,561	4,060
Other liabilities	-	9,001	1,258	9,288
Total other payables	87,372	90,688	106,597	111,481

Current portion	66,309	83,647	85,121	104,386
Non-current portion	21,063	7,041	21,476	7,095

16.  Provisions for legal claims and commitments

In the period ended June 30, 2018, the changes in the provision are summarized as follows:

Company	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as at December 31, 2017	138,481	759	56,203	195,443
Additional provision (Note 23)	21,024	8	6,491	27,523
Payment and reversal of unused provision (i)	(31,371)	(71)	(10,537)	(41,979)
Balance as at June 30, 2018	128,134	696	52,157	180,987

Current portion	75,772	696	16,224	92,692
Non-current portion	52,362	-	35,933	88,295

Consolidated	Civil lawsuits	Tax proceedings	Labor claims	Total
Balance as at December 31, 2017	138,636	759	58,982	198,377
Additional provision (Note 23)	21,024	8	6,491	27,523
Payment and reversal of unused provision (i)	(31,370)	(71)	(11,251)	(42,692)
Balance as at June 30, 2018	128,290	696	54,222	183,208

Current portion	75,772	696	16,224	92,692
Non-current portion	52,518	-	37,998	90,516

(i)    Of this amount, R$10,000 refers to the payment of an arbitration case and R$5,700 refers to the payment of a lawsuit related to construction defect in a venture which initial liability rests with a former shareholder of the Company.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

16.  Provisions for legal claims and commitments --Continued

(a)     Civil lawsuits, tax proceedings and labor claims

As of June 30, 2018, the Company and its subsidiaries deposited in court the amount of R$92,566 (R$80,903 in 2017) in the individual financial statements, and R$95,357 (R$83,523 in 2017) in the consolidated financial statements (Note 7).

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Civil lawsuits	47,873	40,837	49,368	42,147
Tax proceedings	29,750	24,679	30,626	25,500
Labor claims	14,943	15,387	15,363	15,876
Total (Note 7)	92,566	80,903	95,357	83,523

(i)             Lawsuits with a likelihood of loss considered possible

As at June 30, 2018, the Company and its subsidiaries are aware of other civil, labor and tax lawsuits and risks. Based on the history of probable lawsuits and a specific analysis of the main claims, the measurement of the claims with a likelihood of loss considered possible amounted to R$337,318 (R$350,843 in 2017) in the Company’s financial statements and R$340,714 (R$357,089 in 2017) in the consolidated financial statements, based on the average past outcomes adjusted to reflect current estimates. The Company’s Management believes it is not necessary to recognize a provision for any eventual losses.

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Civil lawsuits	250,383	251,341	250,426	251,402
Tax proceedings	47,004	45,150	47,204	45,240
Labor claims	39,931	54,352	43,084	60,447
Total	337,318	350,843	340,714	357,089

(b)      Payables related to the completion of real estate ventures

There was no material change relative to the information disclosed in Note 16(i)(b) to the financial statements as at December 31, 2017.

(c)      Other commitments

In addition to the commitments mentioned in Notes 6, 12 and 13, the Company has commitments related to the rental of two commercial properties where its facilities are located, at a monthly cost of R$393 indexed to the IGP-M/FGV variation. The rental term is from one to eight years and there is a fine in case of contract cancellation corresponding to six months’ rent or in proportion to the period remaining to the contract’s maturity time. The estimated minimum future payments for commercial property rentals (cancellable leases) totals R$30,539, considering the period remaining to the contract’s maturity, as follows.

Consolidated
Payment estimate	06/30/2018

2018	2,358
2019	4,926
2020	5,123
2021	5,328
2022 onwards	12,804
30,539

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 16 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

17.  Payables for purchases of properties and advances from customers

		Company		Consolidated
	Maturity	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Payables for purchase of properties	July 2018 to September 2022	117,942	104,361	130,985	118,201
Adjustment to present value		(17,615)	(9,718)	(18,207)	(10,352)
Advances from customers
Development and sales		45,758	61,039	55,235	63,748
Barter transaction - Land (Note 30)		113,349	113,608	163,246	137,237
Total payables for purchases of properties and advances from customers (Notes 20.i.d and 20.ii.a)		259,434	269,290	331,259	308,834

Current portion		112,751	132,098	148,536	156,457
Non-current portion		146,683	137,192	182,723	152,377

The current and non-current portions have the following maturities:

	Company		Consolidated
Maturity	06/30/2018	12/31/2017	06/30/2018	12/31/2017

2018	82,353	132,098	109,826	156,457
2019	53,300	61,212	72,759	67,632
2020	45,246	40,771	58,008	40,987
2021	30,955	19,553	37,291	19,553
2022 onwards	47,580	15,656	53,375	24,205
	259,434	269,290	331,259	308,834

18.  Equity

18.1.  Capital

On February 28, 2018, the Board of Directors partially ratified the capital increase approved at the Extraordinary Shareholders’ Meeting held on December 20, 2017, in view of the subscription and full payment of 16,717,752 new common shares at a price per share of R$15.00, of which R$0.01 per share was allocated to capital, and R$14.99 per share was allocated to the capital reserve, totaling R$167 and R$250,599, respectively.

Therefore, as at June 30, 2018, the Company's authorized and paid-in capital amounts to R$2,521,319 (R$2,521,152 in 2017), represented by 44,757,914 (28,040,162 in 2017) registered common shares, with no par value, of which 932,776 (938,044 in 2017) were held in treasury in both periods.

According to the Company’s articles of incorporation, the capital may be increased without the need to make amendments to it, upon a resolution by the Board of Directors, which shall set the conditions for issuance within the limit of 71,031,876 (seventy one million thirty one thousand eight hundred and seventy six) common shares..

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.1.  Capital --Continued

In the period ended June 30, 2018 and year ended December 31, 2017 no treasury shares were purchased. Additionally, in the period ended June 30, 2018, the Company transferred 5,268 shares (112,203 in 2017) related to the exercise of options under the stock option plan for common shares by the beneficiaries, for which it received a total amount of R$0.4 (R$818 in 2017).

Treasury shares
Type	GFSA3	R$	%	Market value (*) R$ thousand		Carrying value R$ thousand
Acquisition date	Amount (i)	Weighted average price	% - on shares outstanding	06/30/2018	12/31/2017	06/30/2018	12/31/2017
11/20/2001	44,462	38.9319	0.10%	460	910	1,731	1,731
Changes in 2013:
Acquisitions	1,372,096	51.9927	3.14%	14,187	28,073	71,339	71,339
Changes in 2014:
Acquisitions	3,243,947	35.5323	7.43%	33,542	66,371	115,265	115,265
Transfers	(405,205)	43.3928	-0.93%	(4,190)	(8,290)	(17,583)	(17,583)
Cancellations	(2,039,086)	44.9677	-4.67%	(21,084)	(41,720)	(91,693)	(91,693)
Changes in 2015:
Acquisitions	884,470	27.3124	2.03%	9,145	18,096	24,157	24,157
Transfers	(90,622)	33.3473	-0.21%	(937)	(1,854)	(3,022)	(3,022)
Cancellations	(2,225,020)	33.3543	-5.10%	(23,007)	(45,524)	(74,214)	(74,214)
Changes in 2016:
Acquisitions	334,020	26.0254	0.77%	3,454	6,834	8,693	8,693
Transfers	(68,814)	31.2290	-0.16%	(711)	(1,408)	(2,149)	(2,149)
Changes in 2017:
Transfers	(112,203)	30.6142	-0.26%	(1,160)	(2,296)	(3,435)	(3,435)
Changes in 2018:
Tra/nsfers	(5,268)	30.5619	-0.01%	(54)	-	(161)	-
Total	932,776	31.0128	2.14%	9,646	19,192	28,928	29,089

 (*)    Market value calculated based on the closing share price on June 30, 2018 at R$10.34 (R$20.46 in 2017) not considering the effects of occasional volatility.

(i) Amount shown adjusted by the reverse split of shares at the ratio of 13.483023074 to 1, performed on March 23, 2017.

The Company holds shares in treasury acquired in 2001 as guarantees for the enforcement of lawsuits (Note 16(a)(i)).

The change in the number of outstanding shares is as follows:

Common shares - In thousands
Outstanding shares as at December 31, 2017	26,972
Subscription of shares	16,718
Change in shares held by the members of the management of the Company	(34)
Outstanding shares as at June 30, 2018	43,656

Weighted average shares outstanding (Note 27)	40,826

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan

Expenses incurred in relation to the granting of stock options are recorded in the line item “General and administrative expenses” (Note 23) and showed the following effects on profit or loss for the periods ended June 30, 2018 and 2017:

	06/30/2018	06/30/2017

Equity-settled stock option plan	1,777	2,336
Phantom Shares	(499)	(633)
Total option grant expenses (Note 23)	1,278	1,703

The Company has a total of six stock option plans using common shares, launched in 2012, 2013, 2014, 2015, 2016 and 2018 which follows the rules established in the Stock Option Plan of the Company.

The granted options entitle their holders (beneficiaries) to purchase common shares of the Company’s capital, after periods that vary from one to four years of employment (a condition precedent for the exercise of the option) and expire six to ten years after the grant date.

The fair value of options is set on the grant date, and it is recognized as an expense in profit or loss (as counter-entry to equity) during the grace period of the plan, to the extent that services are provided by employees and management members.

The changes in options outstanding during the period ended June 30, 2018 and year ended December 31, 2017, which include their respective weighted average exercise prices, are as follow:

	06/30/2018		2017
	Number of options	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)
Options outstanding at the beginning of the year	841,172	16.99	957,358	28.50
Options granted	2,685,474	15.00	-	-
Options exercised (i)	(10,973)	(0.09)	(112,203)	(14.65)
Options forfeited and amount adjustment due to the discontinued operations of Tenda, net	(13,934)	(0.09)	(3,983)	(21.07)
Options outstanding at the end of the period	3,501,739	15.58	841,172	16.99

(i) In the period ended June 30, 2018, the amount received through exercised options was R$0.4 (R$818 in 2017).

Options outstanding and exercisable as at June 30, 2018, are as follow:

Options outstanding			Options exercisable
Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (Reais)	Number of options	Weighted average exercise price (Reais)

3,501,739	3.35	15.58	640,044	16.98

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

18.  Equity --Continued

18.2.  Stock option plan -- Continued

During the period ended June 30, 2018, the Company granted 2,685,474 options in connection with its stock option plans made up of common shares (no options were granted in 2017).

The models used by the Company for pricing granted options are the Binomial model for traditional options and the MonteCarlo model for options in the Restricted Stock Options format.

For period ended June 30, 2018 the fair value of the options granted totaled R$12,807, determined based on the following assumptions:

2018
Pricing model	Binomial
Exercise price of options (R$)	R$15.00
Weighted average price of options ( (R$)	R$15.00
Expected volatility (%) – (*)	52%
Expected option life (years)	4.6 years
Dividend income (%)	1.98%
Risk-free interest rate (%)	6.64%

               (*)The volatility was determined based on a regression analysis of the ratio of the share volatility of Gafisa S.A. to the Ibovespa index.

18.3.  Share-based payment – Phantom Shares

The Company has a total of two cash-settled share-based payment plans with fixed terms and conditions, according to the plans approved by the Company, launched in 2015 and 2016.

As at June 30, 2018, the amount of R$3,561 (R$4,060 in 2017), related to the fair value of the phantom shares granted, is recognized in the line item “Other payables” (Note 15).

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 18 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

19.  Income tax and social contribution

The reconciliation of the effective tax rate for the period ended June 30, 2018 and 2017 is as follows:

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Profit (loss) before income tax and social contribution, and statutory interest	(85,284)	(327,576)	(84,841)	(325,331)
Income tax calculated at the applicable rate - 34%	28,997	111,376	28,846	110,612

Net effect of subsidiaries and ventures taxed based on the presumed profit and RET	-	-	(18,447)	(11,545)
Income from equity method investments	(20,880)	(33,196)	(3,362)	(24,429)
Stock option plan	(604)	(794)	(604)	(794)
Other permanent differences	(777)	(836)	(777)	(836)
Charges on payables to venture partners	(108)	(247)	241	(270)
Net effect on discontinued operations (a)	-	(25,413)	-	(25,413)
Recognized (unrecognized) tax credits	(6,628)	(50,890)	(7,561)	(49,620)
	-	-	(1,664)	(2,295)

Tax expenses - current	-	-	(1,664)	(2,295)
Tax income (expenses) - deferred	-	-	-	-

(a)     Effect attributable to discontinued operations not reflected in the base of profit before taxes, but with the effect of reducing the entity’s tax base.

 (i)    Deferred income tax and social contribution

As at June 30, 2018 and December 31, 2017, deferred income tax and social contribution are from the following sources:

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017
Assets
Provisions for legal claims	61,536	66,451	62,291	67,448
Temporary differences – Deferred PIS and COFINS	14,231	10,117	14,231	10,117
Provisions for realization of non-financial assets	230,357	225,234	230,357	225,234
Temporary differences – CPC adjustment	24,704	20,613	24,704	20,613
Other provisions	22,963	23,397	22,964	23,479
Income tax and social contribution loss carryforwards	330,810	295,860	347,140	310,933
	684,601	641,672	701,687	657,824

Unrecognized tax credits of continued operations (a)	(591,553)	(579,192)	(608,639)	(595,344)
	(591,553)	(579,192)	(608,639)	(595,344)
Liabilities
Discounts	(2,069)	(2,069)	(2,069)	(2,069)
Temporary differences –CPC adjustments	(106,742)	(104,321)	(106,742)	(104,321)
Differences between income taxed on a cash basis and recorded on an accrual basis	(58,710)	(30,563)	(58,710)	(30,563)
	(167,521)	(136,953)	(167,521)	(136,953)

Total net	(74,473)	(74,473)	(74,473)	(74,473)

(a)     Of this amount, R$5,735 refers to the impact of the first-time adoption of CPC 48 as of January 1st, 2018 (Note 3).

The balances of income tax and social contribution loss carryforwards for offsetting are as follow:

	Company
	06/30/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	972,970	972,970	-	870,176	870,176	-
Deferred tax asset (25%/9%)	243,243	87,567	330,810	217,544	78,316	295,860
Recognized deferred tax asset	24,002	8,642	32,644	23,468	8,449	31,917
Unrecognized deferred tax asset	219,241	78,925	298,166	194,076	69,867	263,943
	Consolidated
	06/30/2018			12/31/2017
	Income tax	Social contribution	Total	Income tax	Social contribution	Total
Balance of income tax and social contribution loss carryforwards	1,021,001	1,021,001	-	914,509	914,509	-
Deferred tax asset (25%/9%)	255,250	91,890	347,140	228,627	82,306	310,933
Recognized deferred tax asset	24,002	8,642	32,644	23,468	8,449	31,917
Unrecognized deferred tax asset	231,248	83,248	314,496	205,159	78,357	279,016

The other explanations related to this note were not subject to material changes relative to the disclosures in Note 19 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments

The Company and its subsidiaries engage in operations involving financial instruments. These instruments are managed through operational strategies and internal controls aimed at providing liquidity, return and safety. The use of financial instruments for hedging purposes is achieved through a periodical analysis of exposure to the risk that the management intends to cover (exchange, interest rate, etc.) which is submitted to the corresponding Management bodies for approval, and performance of the proposed strategy. The control policy consists of continuously monitoring the contracted conditions in relation to the prevailing market conditions. The Company and its subsidiaries do not use derivatives or any other risky assets for speculative purposes. The results from these operations are consistent with the policies and strategies devised by the Company’s management. The Company and its subsidiaries operations are subject to the risk factors described below:

 (i)    Risk considerations

a)    Credit risk

There was no significant change relative to the credit risks disclosed in Note 20(i)(a) to the financial statements as at December 31, 2017.

b)    Derivative financial instruments

The Company holds derivative instruments to mitigate the risk arising from its exposure to the volatility of indices and interest rates recognized at fair value in the profit or loss for the year. Pursuant to its treasury policies, the Company does not own or issue derivative financial instruments other than for hedging purposes.

As at June 30, 2018, the Company has the following derivative contract aimed at hedging against interest rate fluctuations, with final maturity in July 2018.

	Reais	Percentage		Validity		Gain (loss) not realized on derivative instruments - net

Swap agreements (Fixed for CDI)	Face value	Original Index – asset position	Swap – liability position	Beginning	End	06/30/2018	12/31/2017

Banco Votorantim S.A.	130,000	CDI + 1.90%	118% CDI	07/22/2014	07/26/2018	250	404
	Total derivative financial instruments (Note 20.i.d and Note 20.ii.a)					250	404

				Current		250	404
				Non-current		-	-

During the period ended June 30, 2018, the income amount of R$20 (R$646 in 2017) in the individual and consolidated financial statements, which refers to net result of the  interest swap transaction, arising from the payment of the amount of R$154 and the negative change to market of R$174, was recognized in the “financial income (expenses)” line in the statement of profit or loss for the year, allowing a correlation between the effect of such transactions and the interest rate fluctuations in the Company’s statement of financial position (Note 24).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

b)    Derivative financial instruments --Continued

       The estimated fair value of derivative financial instruments purchased by the Company was determined based on information available in the market and specific valuation methodologies. However, considerable judgment was necessary to interpret market data to give the estimated fair value of each transaction, which may vary upon  the financial settlement of transactions.

c)    Interest rate risk

There was no significant change relative to the interest rate risk disclosed in Note 20(i)(c) to the financial statements as at December 31, 2017.

d)    Liquidity risk

There was no significant change in relation to the liquidity risks disclosed in Note 20(i)(d) to the financial statements as at December 31, 2017.

The maturities of financial instruments in the form of loans, financing, suppliers, payables to venture partners and debentures are as follow:

Period ended June 30, 2018	Company
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	240,280	421,770	-	-	662,050
Debentures (Note 13)	21,875	201,788	-	-	223,663
Obligations assumed on assignment of receivables (Note 14)	21,468	22,897	7,456	5,893	57,714
Suppliers (Note 15 and Note 20.ii.a)	77,746	3,131	-	-	80,877
Payables for purchase of properties and advances from customers (Note 17)	112,751	84,284	62,399	-	259,434
	474,120	733,870	69,855	5,893	1,283,738
Assets
Cash and cash equivalents and short term investments (Notes 4.1 and 4.2)	200,964	-	-	-	200,964
Trade accounts receivable (Note 5)	458,056	125,348	46,521	-	629,925
	659,020	125,348	46,521	-	830,889

Period ended June 30, 2018	Consolidated
Liabilities	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years	Total
Loans and financing (Note 12)	255,144	485,963	-	-	741,107
Debentures (Note 13)	21,875	201,788	-	-	223,663
Obligations assumed on assignment of receivables (Note 14)	27,720	28,138	9,001	6,240	71,099
Suppliers (Note 15 and Note 20.ii.a)	94,632	3,878	-	-	98,510
Payables for purchase of properties and advances from customers (Note 17)	148,536	113,832	68,891	-	331,259
	547,907	833,599	77,892	6,240	1,465,638
Assets
Cash and cash equivalents and short term investments (Notes 4.1 and 4.2)	212,897	-	-	-	212,897
Trade accounts receivable (Note 5)	562,072	136,053	59,146	-	757,271
	774,969	136,053	59,146	-	970,168

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(i)     Risk considerations --Continued

d)    Liquidity risk --Continued

Fair value classification

The Company uses the same classification disclosed in Note 20(i)(d) to the financial statements as of December 31, 2017 to determine and disclose the fair value of financial instruments by the valuation technique.

The classification level of the fair value for financial instruments measured at fair value through profit or loss of the Company as of June 30, 2018 and December 31, 2017 is as follows:

	Company			Consolidated
	Fair value classification
As of June 30, 2018	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	197,199	-	-	198,736	-
Derivative financial instruments (Note 20.i.b)	-	250	-	-	250	-

	Company			Consolidated
	Fair value classification
As of December 31, 2017	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3

Financial assets
Short-term investments (Note 4.2)	-	110,945	-	-	118,935	-
Derivative financial instruments (Note 20.i.b)	-	404	-	-	404	-

In the period ended June 30, 2018, there were no transfers between Levels 1 and 2 of the fair value classification, nor were there transfers between Levels 3 and 2 of the fair value classifications.

 (ii)   Fair value of financial instruments

a)    Fair value measurement

The Company uses the same methods and assumptions disclosed in Note 20(ii)(a) to the financial statements as at December 31, 2017 to estimate the fair value of each financial instrument class for which the estimate of value is practicable.

The most significant carrying values and fair values of financial assets and liabilities as at June 30, 2018 and December 31, 2017, classified into Level 2 of the fair value classification, are as follow:

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments —Continued

(ii)    Fair value of financial instruments --Continued

a)    Fair value measurement --Continued

	Company
	06/30/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	3,765	3,765	7,461	7,461	(*)
Short term investments (Note 4.2)	197,199	197,199	110,945	110,945	(*)
Derivative financial instruments (Note 20(i)(b))	250	250	404	404	(**)
Trade accounts receivable (Note 5)	629,925	629,925	531,830	531,830	(**)
Loans receivable (Note 21.1)	24,129	24,129	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	662,050	696,320	762,130	806,977	(**)
Debentures (Note 13)	223,663	240,312	207,713	227,655	(**)
Suppliers	80,877	80,877	88,014	88,014	(**)
Obligations assumed on assignment of receivables (Note 14)	57,714	57,714	68,812	68,812	(**)
Payables for purchases of properties and advances from customers (Note 17)	259,434	259,434	269,290	269,290	(**)
Loans payables (Note 21.1)	12,306	12,306	10,511	10,511	(**)

	Consolidated
	06/30/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value	Classification

Financial assets
Cash and cash equivalents (Note 4.1)	14,161	14,161	28,527	28,527	(*)
Short term investments (Note 4.2)	198,736	198,736	118,935	118,935	(*)
Derivative financial instruments (Note 20(i)(b))	250	250	404	404	(**)
Trade accounts receivable (Note 5)	757,271	757,271	684,078	684,078	(**)
Loans receivable (Note 21.1)	24,129	24,129	22,179	22,179	(**)

Financial liabilities
Loans and financing (Note 12)	741,107	776,840	897,185	944,821	(**)
Debentures (Note 13)	223,663	240,312	207,713	227,655	(**)
Suppliers	98,510	98,510	101,849	101,849	(**)
Obligations assumed on assignment of receivables (Note 14)	71,099	71,099	84,393	84,393	(**)
Payables for purchases of properties and advances from customers (Note 17)	331,259	331,259	308,834	308,834	(**)
Loans payables (Note 21.1)	12,306	12,306	10,511	10,511	(**)

(*) Fair value through profit or loss

(**) Amortized cost

There was no significant change relative to the other information disclosed in Note 20(ii)(a) to the financial statements as at December 31, 2017.

(b)     Risk of debt acceleration

As at June 30, 2018, the Company has loan and financing agreements in effect, with restrictive covenants related to cash generation, debt ratios, and other matters. These restrictive covenants have been observed by the Company and do not restrict its ability to continue as going concern. As mentioned in Note 12, due to the non-fulfillment of the covenants related to a CCB issue, the non-current installments of this transaction were reclassified to the short term. The Company obtained a waiver from the bank to ensure that the respective covenant may reach up to the limit of 100% for the periods ended June 30, 2018, September 30, 2018 and March 31, 2019, and the year ended December 31, 2018 provided certain suspensive conditions are met up to August 31, 2018, thus not requiring the mandatory acceleration and/or acceleration declaration, and the non-current portions will be reclassified again to the long term in the following quarterly information (Note 31 (ii)).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

 (iii)  Capital stock management

The explanations related to this note were not subject to material changes relative to the disclosures in Note 20(iii) to the financial statements as at December 31, 2017.

The Company includes in its net debt structure: loans and financing, debentures, less cash and cash equivalents and short term investments (cash and cash equivalents and marketable securities):

	Company		Consolidated
	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Loans and financing (Note 12)	662,050	762,130	741,107	897,185
Debentures (Note 13)	223,663	207,713	223,663	207,713
( - ) Cash and cash equivalents and short term investments (Notes 4.1 and 4.2)	(200,964)	(118,406)	(212,897)	(147,462)
Net debt	684,749	851,437	751,873	957,436
Equity	905,948	755,557	908,570	759,404

 (iv)  Sensitivity analysis

The sensitivity analysis of financial instruments for the period ended June 30, 2018, except for swap contracts, which are analyzed based on their due dates, describes the risks that may cause material changes in the Company’s profit or loss, as provided for by the CVM in its Rule No. 475/08, in order to present  a 10%, 25% and 50% increase/decrease in the risk variables considered.

As at June 30, 2018, besides derivative instruments, the Company has the following financial instruments:

a)   Short term investments, loans, financing and debentures linked to Interbank Deposit Certificates (CDI);

b)   Loans and financing linked to the Referential Rate (TR) and CDI, and debentures linked to the CDI and National Consumer Price Index – Extended (IPCA);

c)   Accounts receivable and payables for purchases of properties linked to the National Civil Construction Index (INCC) and General Market Price Index (IGP-M).

For the sensitivity analysis for the period ended June 30, 2018, the Company considered the interest rates of investments, loans and accounts receivable, the CDI rate at 6.39%, TR rate at 0%, INCC rate at 3.64%, IPCA at 4.39% and IGP-M at 6.94%. The scenarios considered were as follow:

Scenario I – Probable: 10% increase/decrease in the risk variables used for pricing

Scenario II – Possible: 25% increase/decrease in the risk variables used for pricing

Scenario III – Remote: 50% increase/decrease in the risk variables used for pricing

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

20.  Financial instruments --Continued

(iv)   Sensitivity analysis --Continued

The following chart shows the sensitivity to the risks to which the Company is exposed, considering that the possible effects would impact the future results, based on the exposure shown as of June 30, 2018. The effects on equity are basically same as those on profit or loss.

		Scenario
		I	II	III	III	II	I
Instrument	Risk	Increase 10%	Increase 25%	Increase 50%	Decrease 50%	Decrease 25%	Decrease 10%

Short term investments	Increase/Decrease of CDI	1,135	2,836	5,673	(5,673)	(2,836)	(1,135)
Loans and financing	Increase/Decrease of CDI	(2,253)	(5,633)	(11,267)	11,267	5,633	2,253
Debentures	Increase/Decrease of CDI	(1,064)	(2,659)	(5,318)	5,318	2,659	1,064
Derivative financial instruments	Increase/Decrease of CDI	(8)	(16)	(30)	25	11	3

Net effect of CDI variations		(2,190)	(5,472)	(10,942)	10,937	5,467	2,185

Loans and financing	Increase/Decrease of TR	-	-	-	-	-	-

Net effect of TR variations		-	-	-	-	-	-

Debentures	Increase/Decrease of IPCA	(196)	(490)	(979)	979	490	196

Net effect of IPCA variations		(196)	(490)	(979)	979	490	196

Accounts receivable	Increase/Decrease of INCC	1,557	3,893	7,786	(7,786)	(3,893)	(1,557)
Obligations for the purchase of property	Increase/Decrease of INCC	(1,163)	(2,909)	(5,817)	5,817	2,909	1,163

Net effect of INCC variations		394	984	1,969	(1,969)	(984)	(394)

Accounts receivable	Increase/Decrease of IGP-M	2,037	5,091	10,183	(10,183)	(5,091)	(2,037)

Net effect of IGP-M variations		2,037	5,091	10,183	(10,183)	(5,091)	(2,037)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties

21.1.  Balances with related parties

The transactions between the Company and its related companies are made under conditions and prices established between the parties.

	Company		Consolidated
Current accounts	06/30/2018	12/31/2017	06/30/2018	12/31/2017

Assets
Current account:
Total SPEs	652	1,785	49,631	39,491
Subsidiaries	-	-	40,966	29,697
Jointly-controlled investees	619	1,752	8,632	9,761
Associates	33	33	33	33
Condominium and consortia and third party works	12,178	12,398	12,179	12,399
Loan receivables (Note 20.ii.a and 30.ii)	24,129	22,179	24,129	22,179
Dividends receivable	12,972	13,876	-	-
	49,931	50,238	85,939	74,069

Current	25,802	28,059	61,810	51,890
Non-current	24,129	22,179	24,129	22,179

Liabilities
Current account:
Total SPEs	(928,536)	(960,491)	(49,516)	(52,686)
Subsidiaries	(897,001)	(926,418)	(17,981)	(18,613)
Jointly-controlled investees	(22,983)	(25,471)	(22,983)	(25,471)
Associates	(8,552)	(8,602)	(8,552)	(8,602)
Loan payables (Note 20.ii.a and 30.ii)	(12,306)	(10,511)	(12,306)	(10,511)
	(940,842)	(971,002)	(61,822)	(63,197)

Current	(940,842)	(971,002)	(61,822)	(63,197)
Non-current	-	-	-	-

The composition, nature and condition of loan receivables and payables by the Company are shown below. Loan maturities are from July 2018 and are tied to the cash flow from the related ventures.

	Company and Consolidated
	06/30/2018	12/31/2017	Nature	Interest rate

Lagunas - Tembok Planej. E Desenv. Imob. Ltda.	5,162	4,778	Construction	12% p.a. + IGPM
Manhattan Residencial I	645	1,791	Construction	10% p.a. + TR
Target Offices & Mall	18,322	15,610	Construction	12% p.a. + IGPM
Total receivable	24,129	22,179

Dubai Residencial	4,342	3,887	Construction	6% p.a.
Parque Árvores	5,772	4,673	Construction	6% p.a.
Parque Águas	2,192	1,951	Construction	6% p.a.
Total payable	12,306	10,511

In the period ended June 30, 2018 the recognized financial income from interest on loans amounted to R$2,289 (R$905 in 2017) in the Company and consolidated statements (Note 24).

The information regarding management transactions and compensation is described in Note 25.

The other explanations related to this note were not subject to significant changes relative to those disclosed in Note 21 to the financial statements as at December 31, 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

21.  Related parties --Continued

21.2.  Endorsements, guarantees and sureties

The financial transactions of subsidiaries are guaranteed by endorsements or sureties in proportion to the Company’s interest in the capital stock of such companies, in the amount of R$241,435 as at June 30, 2018 (R$317,716 in 2017).

22.  Net operating revenue

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Gross operating revenue
Real estate development, sale, barter transactions and construction services	486,317	242,420	552,588	314,577
(Recognition) Reversal of allowance for doubtful accounts (Note 5)	11,153	(7,699)	11,153	(7,699)
Taxes on sales of real estate and services	(44,779)	(20,420)	(48,073)	(23,086)
Net operating revenue	452,691	214,301	515,668	283,792

23.  Costs and expenses by nature

These are represented by the following:

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Cost of real estate development and sale:
Construction costs	(226,077)	(120,548)	(217,094)	(165,771)
Land costs	(47,963)	(41,073)	(111,251)	(54,428)
Development costs	(13,617)	(13,413)	(16,093)	(16,646)
Capitalized financial charges (Note 12)	(59,584)	(43,680)	(67,814)	(64,800)
Maintenance / warranty	(7,730)	(13,717)	(7,730)	(13,717)
Total cost of real estate development and sale	(354,971)	(232,431)	(419,982)	(315,362)

Commercial expenses:
Product marketing expenses	(22,237)	(12,389)	(24,825)	(14,521)
Brokerage and sales commission	(15,835)	(13,499)	(19,915)	(15,709)
Customer Relationship Management (CRM) and corporate marketing expenses	(6,846)	(8,545)	(7,683)	(9,814)
Other	56	(216)	34	(196)
Total commercial expenses	(44,862)	(34,649)	(52,389)	(40,240)

General and administrative expenses:
Salaries and payroll charges	(12,562)	(12,133)	(16,584)	(18,796)
Employee benefits	(1,426)	(1,146)	(1,882)	(1,776)
Travel and utilities	(226)	(115)	(298)	(178)
Services	(5,993)	(3,314)	(7,912)	(5,136)
Rentals and condominium fees	(2,311)	(1,817)	(3,051)	(2,815)
IT	(4,294)	(5,142)	(5,668)	(7,965)
Stock option plan (Note 18.2)	(1,278)	(1,703)	(1,278)	(1,703)
Reserve for profit sharing (Note 25.iii)	(2,504)	(8,358)	(2,504)	(8,358)
Other	(284)	(245)	(364)	(380)
Total general and administrative expenses	(30,878)	(33,973)	(39,541)	(47,107)

Other income (expenses), net:
Expenses related to lawsuits (Note 16)	(27,523)	(46,691)	(27,523)	(46,777)
Other	1,681	(4,477)	(2,401)	(4,494)
Total other income/(expenses), net	(25,842)	(51,168)	(29,924)	(51,271)

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

24.  Financial income (expenses)

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017
Financial income
Income from financial investments	6,414	11,319	6,488	13,519
Derivative transactions (Note 20.i.b)	20	646	20	646
Financial income from loans (Note 21.i)	2,289	905	2,289	905
Other financial income	209	1,851	284	2,006
Total financial income	8,932	14,721	9,081	17,076

Financial expenses
Interest on funding, net of capitalization (Note 12)	(37,969)	(62,093)	(35,529)	(54,659)
Amortization of transactions costs	(1,765)	(3,310)	(1,765)	(3,310)
Payables to venture partners	-	(314)	-	(314)
Banking expenses	(3,277)	(11,820)	(3,620)	(12,896)
Discount granted and other financial expenses	(6,229)	(8,277)	(7,199)	(7,847)
Total financial expenses	(49,240)	(85,814)	(48,113)	(79,026)

25.  Transactions related to management and employees

(i)     Management compensation

In the periods ended June 30, 2018 and 2017, the amounts recorded in the line item “General and administrative expenses”, related to the compensation of the Company’s Management are as follow:

	Management compensation
Year ended June 30, 2018	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	6	3
Fixed compensation for the year (in R$)
Salaries/fees	824	2,130	111
Direct and indirect benefits	-	113	-
Other (INSS)	165	426	22
Monthly compensation (in R$)	165	445	22
Total compensation	989	2,669	133
Profit sharing (Note 25.iii)	-	534	-
Total compensation and profit sharing	989	3,203	133

	Management compensation
Year ended June 30, 2017	Board of Directors	Statutory Board	Fiscal Council

Number of members	7	4	3
Fixed compensation for the year (in R$)
Salaries/fees	847	1,337	99
Direct and indirect benefits	-	100	-
Other (INSS)	169	267	20
Monthly compensation (in R$)	141	223	17
Total compensation	1,016	1,704	119
Profit sharing (Note 25.iii)	-	1,822	-
Total compensation and profit sharing	1,016	3,526	119

In the period ended June 30, 2018, the amount related to the granting of options to the Company’s management was R$1,023 (expense of R$1,079 in 2017).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

25.  Transactions related to management and employees --Continued

(i)     Management compensation --Continued

The maximum aggregate compensation of the Company’s management for the year 2018 was established at R$23,599 (R$18,739 in 2017) of fixed and variable compensation, as approved at the Annual Shareholders’ Meeting held on April 27, 2018.

On the same occasion the compensation limit of the members of the Company’s Fiscal Council for their next term of office, which ends at the Annual Shareholders’ Meeting to be held in 2019, was set at 10% of the compensation that, on average, was allocated to each officer of the Company, excluding benefits, representation allowances and profit sharing (R$261 in 2017).

(ii)    Sales transactions

In period ended June 30, 2018, the total transactions of real estate units sold to Management is R$342 (no transactions took place in 2017) and total balance receivable for sales transactions made was R$336 (R$168 in 2017).

(iii)   Profit sharing

In the period ended June 30, 2018, the Company recorded a profit sharing expense amounting to R$2,504 in the Company and consolidated balances (R$8,358 in 2017) in the line item “General and Administrative Expenses" (Note 23).

	Company and Consolidated
	06/30/2018	06/30/2017

Executive officers (Note 25.i)	534	1,822
Other employees	1,970	6,536
Total profit sharing	2,504	8,358

The other explanations related to this note were not subject to significant changes relative to those disclosed in Note 25 to the financial statements as at December 31, 2017.

26.  Insurance

The liabilities covered by insurance and the respective amounts as at June 30, 2018 were as follow:

Insurance type	Coverage – R$
Engineering risks and completion bond	749,133
Civil liability (Directors and Officers – D&O)	192,790
941,923

The other explanations related to this note were not subject to significant changes relative to those disclosed in Note 26 to the financial statements as at December 31,  2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

27.  Earnings (loss) per share

The following table shows the calculation of the basic and diluted earnings and loss per share. In view of the loss for the periods ended June 30, 2018 and 2017, shares with dilutive potential are not considered, because the impact would be antidilutive.

	06/30/2018	06/30/2017
Basic numerator
Undistributed loss from continuing operations	(85,284)	(327,576)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed loss, available to the holders of common shares	(85,284)	(229,401)

Basic denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	40,826	26,847

Basic earnings (loss) per share in Reais	(2.089)	(8.545)
From continuing operations	(2.089)	(12.202)
From discontinued operations	-	3.657

Diluted numerator
Undistributed loss from continuing operations	(85,284)	(327,576)
Undistributed profit (loss) from discontinued operations	-	98,175
Undistributed loss, available to the holders of common shares	(85,284)	(229,401)

Diluted denominator (in thousands of shares)
Weighted average number of shares (Note 18.1)	(85,284)	(327,576)
Stock options	643	348
Anti-dilutive effect	(643)	(348)
Diluted weighted average number of shares	(85,284)	(327,576)

Diluted earnings (loss) per share in Reais	(2.089)	(8.545)
From continuing operations	(2.089)	(12.202)
From discontinued operations	-	3.657

The other explanations related to this note were not subject to significant changes relative to those disclosed in Note 27 to the financial statements as at December 31, 2017.

28.  Segment information

With the completion of the discontinuation of Tenda’s operations (Note 8.2), the Company operated only in one segment, according to the nature of its products.

Accordingly, the reports used for making decisions are the consolidated quarterly information, and no longer the analysis by operating segment. Therefore, in line with CPC 22 – “Operating Segments”, the Company understands that there are no reportable segments to be disclosed for the periods ended June 30, 2018 and 2017.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

29.  Real estate ventures under construction – information and commitments

In order to meet the provisions of paragraphs 20 and 21 of ICPC 02, the recognized revenue amounts and incurred costs are shown in the statement of profit or loss, and the advances received are shown in the account “Payables for purchases of property and advances from customers”. The Company table below shows information on the ventures under construction as at June 30, 2018:

Consolidated
06/30/2018

Unappropriated sales revenue of units sold	506,431
Unappropriated estimated cost of units sold	(314,417)
Unappropriated estimated cost of units in inventory	(179,216)

(i) Unappropriated sales revenue of units sold
Ventures under construction:
Contracted sales revenue	1,448,351
Appropriated sales revenue	(941,920)
Unappropriated sales revenue (a)	506,431

(ii) Unappropriated estimated cost of units sold
Ventures under construction:
Estimated cost of units	(898,483)
Incurred cost of units	584,066
Unappropriated estimated cost (b)	(314,417)

(iii) Unappropriated estimated costs of units in inventory
Ventures under construction:
Estimated cost of units	(660,821)
Incurred cost of units (Note 6)	481,605
Unappropriated estimated cost	(179,216)

(a)   The unappropriated sales revenue of units sold is measured based on the face value of contracts, plus contract adjustments less cancellations, net of the levied taxes and adjusted to present value, and does not include ventures that are subject to restrictions due to a suspensive clause (a legal period of 180 days during which the Company can cancel a development) and therefore is not appropriated to profit or loss.

(b)   The estimated cost of units sold and in inventory to be incurred does not include financial charges, which are appropriated to properties for sale and profit or loss (cost of real estate sold) in proportion to the real estate units sold as they are incurred.

       As at June 30, 2018, the percentage of assets consolidated in the quarterly information related to ventures included in the equity segregation structure of the development stood at 24.6% (18.0% in 2017).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

30.  Additional Information on the Statement of Cash Flow

(i)   Transactions that did not affect Cash and Cash Equivalents

The Company and its subsidiaries performed the following investing and financing activities that did not affect cash and cash equivalents, which were not included in the statements of cash flow:

	Company		Consolidated
	06/30/2018	06/30/2017	06/30/2018	06/30/2017

Capital contribution (reduction)	390	(12,281)	390	(12,404)
Capitalized financial charges (Note 12)	(4,618)	(23,616)	(16,643)	(44,104)
Physical barter – Land (Note 17)	(259)	(5,510)	26,009	(15,889)
Refund of capital receivable from Tenda	-	101,616	-	101,616
	(4,487)	60,209	9,756	29,219

(ii)  Reconciliation of the asset and liability changes with the cash flow from financing activities

		Transactions affecting cash			Transactions not affecting cash
Company	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 06/30/2018

Loans, financing and debentures (Notes 12 and 13)	(969,843)	(179,854)	55,986	211,963	(3,965)	(885,713)
Loans (Note 21.1)	11,668	-	-	(788)	943	11,823
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)	-	-	-	(250,599)
	(3,479,327)	(430,620)	55,986	211,175	(3,022)	(3,645,808)

		Transactions affecting cash			Transactions not affecting cash
Consolidated	Opening balance 12/31/2017	Funding/ Receipt	Interest Payment	Principal Payment	Interests and inflation adjustment	Closing balance 06/30/2018

Loans, financing and debentures (Notes 12 and 13)	(1,104,897)	(210,330)	62,020	295,782	(7,345)	(964,770)
Loans (Note 21.1)	11,668	-	-	(788)	943	11,823
Paid-in capital (Note 18.1)	(2,521,152)	(167)	-	-	-	(2,521,319)
Capital reserve (Note 18.1)	-	(250,599)				(250,599)
	(3,614,381)	(461,096)	62,020	294,994	(6,402)	(3,724,865)

31.  Subsequent events

(i)      13th Debenture Placement

On July 3, 2018, the Company approved the 13th Private Placement of Non-convertible Debentures, with general guarantee, in a sole series in the total amount of up to R$90,000, with final maturity in July 2022. The net proceeds from the placement will be fully and exclusively used for the real estate development called “Bosque Marajoara”, guaranteed by the conditional sale of real estate receivables and the purchase of completion bonds related to the specific venture. The face value of the Placement will accrue interest at the cumulative variations of Interbank Deposit (DI) rate plus a surcharge equivalent to 3% p.a..

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

31.  Subsequent events --Continued

(ii)     Waiver for breach of restrictive CCB covenant

As mentioned in Notes 12 and 20, as at June 30, 2018, the Company breached the restrictive covenants related to a CCB issue. Immediately thereafter, the Company started to negotiate with the creditor a waiver for breaching the covenant ratio. On July 31, 2018, the Company obtained a waiver from the bank for: (i) not declaring any acceleration resulting from the breach of the ratios in the fourth quarter of 2017 and the first quarter of 2018, and (ii) approval of a change in respective covenant up to a limit of 100% in the periods ended June 30, 2018, September 30, 2018, and the first quarter of 2019, and the year ended December 31, 2018, upon the fulfillment of certain suspensive conditions up to August 31, 2018. Therefore, no mandatory acceleration and/or acceleration declaration of the CCB was required, and the non-current portions reclassified to the short term as a result of the breach of the covenant will be reclassified again to the long term following the fulfillment of the suspensive conditions in the following quarterly information.

***

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

1.   SHAREHOLDERS HOLDING MORE THAN 5% OF THE VOTING CAPITAL AND TOTAL NUMBER OF OUTSTANDING SHARES

	06/30/2018
	Common shares

Shareholder	Shares	%

Outstanding shares	23,260,452	51.97%
GWI Asset Management S.A.	9,060,746	20.24%
Wishbone Management, LP	6,985,972	15.61%
River and Mercantille Management, LLP	4,517,968	10.09%
Treasury shares	938,776	2.08%

Total shares	44,757,914	100.00%

	06/30/2017
	Common shares

Shareholder	Shares	%

Outstanding shares	18,260,077	65.12%
Wishbone Management, LP	4,378,650	15.62%
River and Mercantille Management, LLP	2,857,820	10.19%
Pátria Investimentos	1,570,204	5.60%
Treasury shares	973,411	3.47%

Total shares	28,040,162	100.00%

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other information deemed relevant by the Company

2.   SHARES HELD BY PARENT COMPANIES, MANAGEMENT AND BOARD

	06/30/2018
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	20,564,686	45.95%
Board of Directors	18,060	0.04%
Executive directors	150,622	0.34%

Executive control, board members, officers and fiscal council	20,733,368	46.32%

Treasury shares	932,776	2.08%
Outstanding shares in the market (*)	23,091,770	51.59%

Total shares	44,757,914	100.00%

	06/30/2017
	Common shares

Shareholder	Shares	%

Shareholders holding effective control of the Company	8,806,674	31.41%
Board of Directors	43,951	0.16%
Executive directors	113,977	0.41%

Executive control, board members, officers and fiscal council	8,964,602	31.97%

Treasury shares	973,411	3.47%
Outstanding shares in the market (*)	18,102,149	64.56%

Total shares	28,040,162	100.00%

(*) Excludes shares of effective control, management, board and in treasury.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Other relevant information

3 – COMMITMENT CLAUSE

The Company, its shareholders, directors and board members undertake to settle, through arbitration, any and all disputes or controversies that may arise between them, related to or originating from, particularly, the application, validity, effectiveness, interpretation, breach and the effects thereof, of the provisions of Law No. 6404/76, the Company's By-Laws, the rules determined by the Brazilian Monetary Council (CMN), by the Central Bank of Brazil and by The Brazilian Securities and Exchange Commission (CVM) as well as the other rules that apply to the operations of the capital market in general, in addition to those established in the New Market Listing Regulation, Participation in the New Market Contract and in the Arbitration Regulations of the Chamber of Market Arbitration.

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Gafisa S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Gafisa S.A. (the “Company”), included in the Quarterly Information Form (ITR) for the quarter ended June 30, 2018, comprising the balance sheet as at that date and the statements of income and comprehensive income for the quarter and six month period then ended, and the statements of changes in equity and cash flow for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 (R1) – Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 (R1) – Interim Financial Reporting and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company

interim information prepared in accordance

with CPC 21 (R1), including the guidance

contained in Ofício Circular/CVM/SNC/SEP 01/2018

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1), including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR).

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Conclusion on the consolidated

interim information prepared in accordance

with CPC 21 (R1) and International Accounting

Standard IAS 34, including the guidance

contained in Ofício Circular/CVM/SNC/SEP 01/2018

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time, as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information (ITR).

Emphasis of matter

As described in Note 2.1, the accompanying parent company interim accounting information was prepared in accordance with the accounting standard CPC 21 (R1) and the consolidated interim accounting information was prepared in accordance with the accounting standard CPC 21 (R1) and IAS 34, including the guidance contained in Ofício Circular/CVM/SNC/SEP 01/2018 related to the application of Orientação OCPC 04, on revenue recognition over time (POC – Percentage of completion), whilst the process of discussion of OCPC 04 is not concluded. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

The quarterly information (ITR) referred to above include the parent company and consolidated statements of value added for the six month period ended June 30, 2018, prepared under the responsibility of the Company’s management and presented as supplementary information under IAS 34. These statements have been submitted to review procedures performed in connection with the review of the quarterly information, in order to verify whether they are reconciled with the interim accounting information and accounting records, as applicable, and whether their form and content are presented in accordance with the criteria defined in Pronunciamento Técnico CPC 09 – Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in accordance with the criteria defined in this Pronunciamento Técnico and in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

2

Audit and review of prior-year information

The quarterly information (ITR) referred to above includes accounting information corresponding to the statement of income and comprehensive income for the quarter and six month periods ended June 30, 2017, and changes in equity, cash flow and value added for the six month period ended June 30, 2017, obtained from the Quarterly Information (ITR) from that quarter and as well as it includes accounting information corresponding to the balance sheets as of December 31, 2017, obtained from the individual and consolidated financial statements for the year ended December 31, 2017, presented for comparison purposes. The review of the Quarterly Information (ITR) for the quarter ended June 30, 2017 and the examination of the parent company and consolidated financial statements for the year ended December 31, 2017 were conducted under the responsibility of other independent auditors, who have issued review report and audit opinion dated August 10, 2017 and March 8, 2018, respectively, unqualified.

São Paulo, August 9, 2018.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Adriano Formosinho Correia

Contador CRC 1BA029904/O-5

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and statements / Management statement of interim financial information

Management statement of interim financial information

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued on December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2018.

São Paulo, August 09, 2018.

GAFISA S.A.

Management

(A free translation of the original report in Portuguese as published in Brazil)

Gafisa S.A.

Notes to the quarterly information

June 30, 2018

(Amounts in thousands of Brazilian Reais, except as otherwise stated)

Reports and Statements / Management statement on the report on review of interim financial information

Management Statement on the Review Report

STATEMENT

The management of Gafisa S.A., CNPJ 01.545.826/0001-07, located at Av. Nações Unidas, 8501, 19th floor, Pinheiros, São Paulo, states as per Article 25 of CVM Instruction 480 issued in December 7, 2009 that:

i)    Management has reviewed, discussed and agreed with the auditor’s conclusion expressed on the report on review interim financial Information for the period ended June 30, 2018; and

ii)   Management has reviewed and agreed with the interim information for the period ended June 30, 2018.

São Paulo, August 09, 2018.

GAFISA S.A.

Management

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer